Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
of
BARRIER THERAPEUTICS, INC.
at
$4.15 NET PER SHARE
by
BENGAL ACQUISITION INC.,
a wholly-owned subsidiary of
STIEFEL LABORATORIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 4, 2008, UNLESS THE OFFER IS EXTENDED.

Bengal Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Barrier Therapeutics, Inc., a Delaware corporation (“Barrier”), at a price of $4.15 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer (the “Acceptance Time”) and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser (the “Merger Agreement”), and pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Barrier and Barrier will be the surviving corporation (the “Merger”).

The board of directors of Barrier duly (i) determined that it is in the best interests of Barrier and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option (as defined below) and the issuance of Shares upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement. Accordingly, the board of directors of Barrier recommends that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities (the “Minimum Tender Condition”) and (b) the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated. The Offer is also subject to certain other conditions. See “The Offer — Section 13. Conditions of the Offer.”

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (i) THROUGH (viii). THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND THE DOCUMENTS REFERENCED HEREIN AND THEREIN CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ THEM CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES IN THE OFFER.

The Information Agent for the Offer is:

Mellon Investor Services LLC

480 Washington Boulevard
Jersey City, NJ 07310

For Information Call: 877-892-8805
Banks and Brokers Call: 201-680-5235

July 8, 2008

IMPORTANT

If you wish to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either:

(a) complete and sign the Letter of Transmittal for the Offer (or a manually executed facsimile thereof) in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the “Depositary” for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or such manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in “The Offer — Section 3. Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined below) of the Offer, or

(b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender of your Shares in the Offer. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares in the Offer.

If you wish to tender your Shares in the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares in the Offer by following the procedures for guaranteed delivery described in “The Offer — Section 3. Procedures for Tendering Shares.”

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should read carefully this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Barrier Therapeutics, Inc.

Price Offered Per Share	$4.15 net to the seller in cash, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on August 4, 2008 unless the Offer is extended. See “The Offer — Section 1. Terms of the Offer.”

Purchaser	Bengal Acquisition Inc., a Delaware corporation and a direct wholly-owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation.

Minimum Tender Condition	At least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities.

Barrier Board of Directors’ Recommendation	The board of directors of Barrier recommends that the Barrier stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement.

The following are some of the questions you, as a stockholder of Barrier, may have and our answers to those questions. We urge you to read carefully this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions.

Who is offering to buy my shares?

Our name is Bengal Acquisition Inc. We are a Delaware corporation and a direct wholly-owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation. Unless the context indicates otherwise, we will use the terms “us,” “we,” “our” and “Purchaser” in this Offer to Purchase to refer to Bengal Acquisition Inc. and “Parent” to refer to Stiefel Laboratories, Inc. Purchaser was formed for the purpose of entering into a transaction with, and acquiring control of, Barrier.

Parent is a privately held Delaware corporation, which was originally incorporated in New York in 1944. Parent is the world’s largest independent pharmaceutical company specializing in dermatology. Parent develops, manufactures and markets a variety of prescription and non-prescription dermatological products.

We will use the term “Barrier” or the “Company” to refer to Barrier Therapeutics, Inc. See “The Offer — Section 9. Certain Information Concerning Purchaser and Parent.”

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What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock, par value $0.0001 per Share, of Barrier. Unless the context requires otherwise, we refer to each share of common stock of Barrier as a “share” or “Share”. See “Introduction.”

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $4.15 per Share (the “Offer Price”) net to the seller in cash, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Acceptance Time and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any. We use the term “Acceptance Time” to refer to such time when the Purchaser initially accepts for payment any validly tendered and not properly withdrawn Shares pursuant to the Offer. See “Introduction” and “The Offer — Section 1. Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, bank, trust company or other nominee, and your nominee tenders your Shares on your behalf, your nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See “The Offer — Section 3. Procedures for Tendering Shares.”

Do you have the financial resources to pay for the shares in the Offer and to otherwise complete the acquisition of Barrier as contemplated by the Merger Agreement?

We estimate that we will need up to approximately $150,000,000 in the aggregate (i) to purchase Shares tendered pursuant to the Offer, (ii) to purchase Shares converted in the Merger, (iii) to cash out all options to purchase Shares cancelled in the Merger and (iv) pay certain expenses related to the Offer and the Merger. Purchaser will obtain sufficient funds to consummate the purchase of Shares in the Offer and the Merger and other transactions described above by means of a capital contribution from Parent. As of the date of this Offer to Purchase, Parent has sufficient cash on hand to consummate the transactions described above. Consummation of the Offer is not subject to any financing conditions. See “The Offer — Section 12. Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire any Shares not tendered in the Offer for the same cash price in the Merger, which also will not be subject to any financing condition; and

•	we, through Parent, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, to purchase Shares converted in the Merger, to cash out all options to purchase Shares cancelled in the Merger and pay certain expenses related to the Offer and the Merger.

See “The Offer — Section 12. Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities (the “Minimum Tender Condition”); and

•	the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated.

The Offer is also subject to other conditions. We are not obligated to purchase any validly tendered Shares until all conditions to the Offer are satisfied or waived. See “The Offer — Section 13. Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Barrier, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of June 23, 2008, which we refer to as the “Merger Agreement”. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the merger of Purchaser with and into Barrier, which we refer to as the “Merger”. See “The Offer — Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

What is the purpose of the Offer?

We are making the Offer in order to obtain control of, and acquire the entire equity of, Barrier. Pursuant to the Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all of the outstanding Shares of Barrier. After the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Barrier and Barrier will be the surviving corporation and will become a wholly-owned subsidiary of Parent. Holders of shares not tendered in the Offer will be entitled to receive $4.15 per Share net in cash without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Acceptance Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any. See “The Offer — Section 10. Background of the Offer; Contacts with Barrier” and “The Tender Offer — Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

What does the board of directors of Barrier recommend?

The board of directors of Barrier recommends that stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of adoption and approval of the Merger Agreement.

How long do I have to decide whether to tender into the Offer?

You will have until at least 12:00 midnight, New York City time, on August 4, 2008 to tender your Shares in the Offer unless the Offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer — Section 3. Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, if any of the conditions to the Offer have not been satisfied or waived by the Expiration Date, either we or Barrier may extend the expiration date of the Offer beyond August 4, 2008 until the satisfaction or waiver of these conditions. Notwithstanding the foregoing, either Parent or Barrier may terminate the Merger Agreement at any time after September 21, 2008 (or, under certain circumstances, December 20, 2008); provided that a party who is the principal cause of the conditions of the Offer not being satisfied or the Shares not having been accepted for payment will not be able to exercise this termination right.

We have agreed in the Merger Agreement that if, at the scheduled Expiration Date the conditions to the Offer have been satisfied or waived, but the number of Shares that have been validly tendered and not properly withdrawn, when added to the Shares beneficially owned by Parent (if any) represents less than 90% of the then-issued and outstanding Shares on a fully diluted basis, then we may extend the Expiration Date (if permitted under applicable law) for up to two periods, each for up to five (5) business days.

If permitted under applicable law, (i) we also may elect to provide one or more subsequent offering periods for the Offer and (ii) if requested by Barrier, we will make available a subsequent offering period of not less than 10 business days. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which time any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. We currently do not intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1. Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1. Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to American Stock Transfer & Trust Company, the Depositary, and such materials must be received by the Depositary before the Offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, you should contact your nominee and give instructions that your Shares be tendered. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may be able to obtain three additional trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See “The Offer — Section 3. Procedures for Tendering Shares.”

If I accept the Offer, when will I get paid?

If the conditions are satisfied and we consummate the Offer and accept for payment your validly tendered Shares, you will receive a check in an amount equal to the number of Shares you tendered multiplied by the Offer Price of $4.15, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Acceptance Time and (ii) any applicable federal back-up withholding or other taxes payable by you, if any. We will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date as promptly as practicable after the Expiration Date and in any event in compliance with applicable law. See “The Offer — Section 3. Procedures for Tendering Shares.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “The Offer  — Section 3. Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer  — Section 3. Procedures for Tendering Shares” below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. See “The Offer  — Section 3. Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid at different times depending upon when share certificates are actually received by the Depositary or book-entry confirmations with respect to Shares are actually received by DTC and when the Letter of Transmittal and other required materials, properly executed and completed, as applicable, are received by the Depositary.

May I withdraw my previously tendered shares?

You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by September 8, 2008 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

To withdraw previously tendered Shares, you must deliver a written, telegraphic or facsimile withdrawal notice to the Depositary at one of its addresses set forth on the back cover to this Offer to Purchase, prior to the Expiration Date. If you tendered your Shares by giving instructions to your broker, dealer, bank, trust company or other nominee, you must instruct your broker, dealer, bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Offer — Section 3. Procedures for Tendering Shares” and “The Offer — Section 4. Withdrawal Rights.”

How will my options to purchase Shares be treated in the Offer?

If you hold options to purchase Shares issued by Barrier, your options will, without any action on your part, become fully exercisable and vested immediately prior to the effective time of the Merger (the “Effective Time”).

At the Effective Time each option to purchase Shares then-outstanding will be canceled and each holder thereof will receive, within five (5) business days following the Effective Time from Barrier an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration (which shall be equal to $4.15 per Share in cash, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any), over the exercise price per Share of such option multiplied by (y) the number of Shares subject to such option to purchase Shares (with the aggregate amount of such payment rounded up to the nearest whole cent). See “The Offer— Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

How will my Restricted Shares be treated in the offer?

If you hold restricted Shares (the “Restricted Shares”), you may tender your Restricted Shares prior to the expiration of the Offer. Immediately prior to the Acceptance Time, all Restricted Shares then-outstanding will fully vest and all restrictions thereon will lapse. See “The Offer — Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

Has any stockholder previously agreed to tender Shares in the Offer?

Barrier has advised us that, to its knowledge, each director and executive officer of Barrier intends to tender his or her Shares in the Offer.

In connection with the execution of the Merger Agreement, Parent entered into tender and support agreements (each a “Stockholder Support Agreement” and, collectively, the “Stockholder Support Agreements”) with Geert Cauwenbergh, Ph.D. and JPMP Capital Corp. and its affiliates, pursuant to which, as of June 23, 2008, such stockholders have agreed, among other things, to (a) tender, within ten (10) business days from the date hereof, all Shares beneficially owned by them (whether currently held or later acquired) in the Offer and not to withdraw such Shares unless the Offer is or the Stockholder Support Agreement is terminated and (b) vote such Shares (i) in favor of approval of the Merger Agreement and each of the transactions contemplated thereby, (ii) against any action or agreement submitted for approval of the stockholders of Barrier that Parent has notified such stockholders in advance that such proposed action is or would reasonably be expected to result in any of the conditions to the obligations of Barrier under the Merger Agreement not being fulfilled or would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Barrier contained in the Merger Agreement or of the stockholders party to the Stockholder Support Agreements contained in such Stockholder Support Agreements, respectively, (iii) against any action, agreement or transaction submitted for approval to the stockholders of Barrier that would reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer or the Merger, and (iv) against any other action, agreement or transaction submitted for approval to the stockholders of Barrier that would constitute a competing Takeover Proposal (as defined below) unless such Stockholder Support Agreement is otherwise terminated. Based on information provided by Barrier in the Merger Agreement and the stockholders who are a party to the Stockholder Support Agreements, an aggregate of approximately 9.3% of the outstanding Shares as of June 16, 2008 are subject to the Stockholder Support Agreements.

As used herein, the term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons other than Parent, Purchaser or their affiliates relating to any direct or indirect acquisition or purchase of a

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business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of Barrier and its subsidiaries, taken as a whole, or 15% or more of the equity interest in Barrier (by vote or value), any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 15% or more of the equity interest (by vote or value) in Barrier, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Barrier (or any subsidiary or subsidiaries of Barrier whose business constitutes 15% or more of the net revenues, net income or assets of Barrier and its subsidiaries, taken as a whole).

Do you or Parent currently own any Shares?

No.

What is the Top-Up Option and when could it be exercised?

Upon the recommendation of the board of directors of Barrier, Barrier has granted us an assignable and irrevocable option (the “Top-Up Option”) to purchase from Barrier, at a price per Share equal to the Offer Price, the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one (1) Share more than 90% of the Shares then-outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) or (ii) the aggregate number of Shares Barrier is authorized to issue under its restated certificate of incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once, at such time as the Purchaser owns at least 80% of the Shares then outstanding. To exercise the Top-Up Option, the Purchaser or Parent must give notice of their election to exercise the Top-Up Option prior to the tenth (10) business day after the later of the expiration of the Offer or any subsequent offering. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by executing and delivering to Barrier a promissory note having a principal amount equal to the purchase price. Any such promissory note will bear interest at the rate of 3% per annum, and will mature not later than the fifth anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

Parent or Purchaser may exercise the Top-Up Option, in whole or in part, at any time at or after the Acceptance Time and prior to the earlier of (x) the Effective Time and (y) the termination of the Merger Agreement, provided, however, that the Top-Up Option is not exercisable unless, immediately after the exercise of the Top-Up Option and the issuance of Shares pursuant thereto, Parent and Purchaser will collectively hold at least 90% of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option). The obligation of Barrier to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) the issuance of Shares pursuant to the Top-Up Option would not require approval of Barrier’s stockholders under applicable law or regulation (including, without limitation, the NASDAQ Stock Market, LLC (“NASDAQ”) rules and regulations, including Rule 4350); and (c) Parent or Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Barrier’s stockholders would be assured because our ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger. See “The Offer — Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

Will the Offer be followed by a merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities, we expect to effect the Merger. If that Merger takes place, all remaining stockholders of Barrier (other than Parent, Purchaser, Barrier with respect to Excluded Shares and stockholders properly exercising their appraisal rights) will receive $4.15 per Share net in cash without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Acceptance Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any, and Barrier will become a wholly-owned subsidiary of Parent. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration and Margin Regulations.”

If I do not tender but the Offer is successful, what will happen to my Shares?

If the Offer is successful, we will own a majority of the voting power of all Shares entitled to vote at a meeting of Barrier’s stockholders and we will be able to acquire the remainder of the Shares in the Merger, subject to the terms and conditions of the Merger Agreement. If the Merger described above takes place, stockholders not tendering in the Offer who do not properly exercise appraisal rights will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only differences to you between tendering and not tendering your Shares in the Offer are that if you tender your Shares (i) you will be paid earlier and (ii) you will not be able to exercise appraisal rights with respect to your Shares. If, after the purchase of Shares pursuant to the Offer, any subsequent offering period and any exercise of the Top-Up Option, we own at least 90% of the outstanding Shares on a fully diluted basis, then, once the other conditions to completion of the Merger are satisfied or waived, we may then merge into Barrier in a “short-form” merger pursuant to applicable Delaware law, which will not require a vote of Barrier’s stockholders. If we do not acquire a sufficient number of Shares to allow for a “short-form” merger, Barrier will call a special meeting of stockholders to consider the adoption of the Merger Agreement and Purchaser and Parent will vote all Shares acquired in the Offer (or otherwise beneficially owned by them or any of their respective subsidiaries as of the applicable record date which will constitute at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger) in favor of the adoption of the Merger Agreement. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration and Margin Regulations” and “The Offer — Section 12. Source and Amount of Funds.”

If a majority of Shares are tendered, will Barrier continue as a public company?

Upon consummation of the Merger, Barrier will no longer be publicly owned. In addition, prior to the consummation of the Merger, if we purchase Shares in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Market or any other securities market. If that occurs, there may not be an active or liquid public trading market (or, possibly, any public trading market) for the Shares held by the non-tendering stockholders and Barrier may no longer be required to make filings with the SEC or otherwise comply with the SEC rules and NASDAQ rules relating to publicly held companies. In addition, it is possible that, following the Offer, the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See “The Offer — Section 7. Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Securities Exchange Act Registration and Margin Regulations.”

Will there be a change in the board of directors of Barrier following the Offer?

Under the terms of the Merger Agreement, upon the Acceptance Time, Parent will be entitled to designate for appointment to the board of directors of Barrier a pro rata number of directors based upon the percentage that the Shares owned by Parent and its affiliates bears to the total number of Shares then-outstanding (including Shares accepted for payment in the Offer) subject to the requirement that a minimum of two “independent” members of the current board of directors of Barrier remain in office until the consummation of the Merger. Barrier has informed Purchaser and Parent that the board of directors of Barrier has designated Peter Ernster and Edward Erickson to serve as Independent Directors.

Are appraisal rights available in connection with the Offer?

No. Appraisal rights are not available in connection with the Offer. However, after the Offer, if the Merger takes place, under Delaware law, Barrier stockholders who (i) have not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (ii) have submitted a timely demand for appraisal; (iii) continue to hold their Shares through the Effective Time; (iv) otherwise comply with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (v) have properly demanded appraisal rights with respect to the Merger and have not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the Delaware General Corporation Law, may have the fair value of their Shares determined by a Delaware court (exclusive of any element of value arising from the accomplishment or expectation of the Merger). To exercise appraisal rights, you, as a Barrier stockholder, must strictly comply with all of the applicable requirements of Delaware law.

There are several potential risks with seeking appraisal rights.

First, in order to seek appraisal rights, you must hold Shares as of the Merger and not have previously tendered those Shares in the Offer or voted in favor of the Merger or otherwise consented to the Merger in writing. If an insufficient number of Shares are tendered in the Offer after a certain number of extensions of the Offer period, then Purchaser will have the right to terminate the Merger Agreement and the transactions contemplated thereby, in which case holders of Shares will not receive appraisal rights.

Second, the fair value of the Shares determined in the appraisal process could be more or less than the price per Share to be paid in the Offer and the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer and the Merger or the market value of the Shares. There is a risk, therefore, that a holder of Shares seeking appraisal rights will receive less than the consideration received by the holders of Shares tendering in the Offer.

Finally, stockholders exercising their appraisal rights will receive the fair value of their Shares later than they would receive the Offer consideration if they had tendered such shares in the Offer. Purchaser will pay for all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer promptly after completion of the Offer. Stockholders exercising appraisal rights will not receive the fair value of their Shares until after the completion of the Merger and after a judicial hearing to determine the fair value of the Shares, which could occur significantly after the completion of the Offer.

For more information, see “The Offer — Section 15. Certain Regulatory and Legal Matters.”

What are the material U.S. federal income tax consequences of the Offer?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You are strongly urged to consult your tax advisor on the tax implications of tendering your Shares in the Offer or receiving cash in exchange for your Shares in the Merger. See “The Offer — Section 5. Certain Material United States Federal Income Tax Consequences of the Offer and the Merger.”

What is the market value of my Shares as of a recent date?

On June 20, 2008, the last trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares reported on the NASDAQ Global Market was $1.76 per Share. On July 7, 2008, the most recent practicable date prior to the commencement of the Offer, the closing price of the Shares reported on the NASDAQ Global Market was $4.11 per Share. You should obtain a recent quotation for the Shares before deciding whether or not to tender. See “The Offer — Section 6. Price Range of Shares; Dividends.”

Whom can I call with questions about the Offer?

You can call Mellon Investor Services LLC, our information agent for the Offer, toll-free at (877) 892-8805, or collect at (201) 680-5235. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Holders of Shares of Barrier Therapeutics, Inc.:

INTRODUCTION

We, Bengal Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Stiefel Laboratories, Inc., a Delaware corporation (“Parent”), are offering to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Barrier Therapeutics, Inc., a Delaware corporation (“Barrier”), at a price of $4.15 per Share, net to the seller in cash (the “Offer Price”), without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer (as defined below) (the “Acceptance Time”) and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). We, Parent and Barrier have entered into an Agreement and Plan of Merger, dated as of June 23, 2008 (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Barrier and Barrier will be the surviving corporation (the “Merger”).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which represents at least a majority of the total number of all outstanding securities entitled generally to vote in the election of directors of Barrier on a fully diluted basis, after giving effect to the exercise or conversion of all vested options, rights and securities exercisable or convertible into such voting securities (the “Minimum Tender Condition”) and (b) the waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated. The Offer is also subject to certain other conditions. See “The Offer — Section 13. Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on August 4, 2008, or any later time to which, subject to the terms of the Merger Agreement, the period of time during which the Offer is open is extended. The term “Expiration Date” means 12:00 midnight, New York City time, on August 4, 2008, or any later time to which, subject to the terms of the Merger Agreement, the period of time during which the Offer is open is extended, in which event the term “Expiration Date” means the latest time and date at which the Offer, so extended, expires.

The board of directors of Barrier duly (i) determined that it is in the best interests of Barrier and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option and the issuance of Shares upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement. (such clauses, (i), (ii) and (iii) collectively referred to herein as the “Company Board Recommendation”) Accordingly, the board of directors of Barrier recommends that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For factors considered by the board of directors of Barrier, see Barrier’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to Barrier stockholders concurrently herewith.

On June 23, 2008, J.P. Morgan Securities Inc. (“JPMorgan”) rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Barrier to the effect that, as of that date, the Offer Price to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of JPMorgan, dated as of June 23, 2008, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion is attached to Barrier’s Schedule 14D-9 as Annex II. We encourage you to read the entire opinion carefully. JPMorgan’s written opinion was addressed to the board of directors of Barrier, was directed only to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares in the Offer as of the date of the opinion, and does not constitute a recommendation to any Barrier stockholder as to whether to tender or how such stockholder should vote with respect to the transaction or any other matter . The issuance of JPMorgan’s opinion has been approved by a fairness opinion committee of JPMorgan. This summary of the opinion of JPMorgan set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the opinion.

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser (including Shares received in the Offer) or Barrier (as treasury stock or otherwise) or any of their respective directly or indirectly wholly-owned subsidiaries (other than Shares held in a fiduciary capacity on behalf of the third parties) and (ii) each Share outstanding immediately prior to the Effective Time that is held by a stockholder who (a) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (b) has submitted a timely demand for appraisal; (c) continues to hold their Shares through the Effective Time; (d) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (e) has properly demanded appraisal rights with respect to the Merger and have not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) (the “Dissenting Shares” and, together with the Shares described in (a) above, the “Excluded Shares”) will, by virtue of the Merger and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon, subject to reduction for (x) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (y) any applicable federal back-up withholding or other taxes payable by such holder, if any, upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in “The Offer — Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters.”

If, following our purchase of Shares pursuant to the Offer, the Top-Up Option (as defined below) or otherwise, we and our affiliates own at least a majority of the outstanding Shares, we will be able to effect the Merger without the affirmative vote of any other Barrier stockholder.

If the Merger takes place, all remaining stockholders of Barrier (other than holders of Excluded Shares) will receive $4.15 per Share net in cash, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any, and Barrier will become a wholly-owned subsidiary of Parent.

If, as a result of the Offer or otherwise, we own at least 90% of the outstanding Shares on a fully diluted basis, under the DGCL, we will be able to effect the Merger without any action or vote on the part of the board of directors of Barrier or stockholders of Barrier (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer or otherwise, we own at least 90% of the outstanding Shares on a fully diluted basis, we will effect a short-form merger of us with and into Barrier, without any action or vote on the part of the board of directors of Barrier or stockholders of Barrier, in accordance with Section 253 of the DGCL, as soon as reasonably practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and each then-outstanding Share (other than Excluded Shares) will automatically be converted into the right to receive the Merger Consideration, without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any, upon surrender of the certificate formerly representing such Share. See “The Offer — Section 15. Certain Regulatory and Legal Matters.”

Appraisal rights are not available in connection with the Offer. However, after the Offer, if the Merger takes place, under Delaware law, Barrier stockholders who (i) have not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (ii) have submitted a timely demand for appraisal; (iii) continue to hold their Shares through the Effective Time; (iv) otherwise comply with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (v) have properly demanded appraisal rights with respect to the Merger and have not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the DGCL may have the fair value of their Shares determined by a Delaware court (exclusive of any element of value arising from the accomplishment or expectation of the Merger). To exercise appraisal rights, you, as a Barrier stockholder, must strictly comply with all of the applicable requirements of Delaware law. See “The Offer — Section 15. Certain Regulatory and Legal Matters.”

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by us pursuant to the Offer. If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you should check with your broker, dealer, bank, trust company or other nominee as to whether it charges any service fees. However, if you do not complete and sign the Substitute Form W–9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W–8, as applicable, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See “The Offer — Section 5. Certain Material United States Federal Income Tax Consequences of the Offer and the Merger” for more information regarding the material tax consequences of the Offer and the Merger to holders of Shares.

If you own any Shares through Barrier’s 401(k) Savings Plan (“401(k) Plan”) and you wish to tender such Shares, you must complete a Trustee Direction Form and deliver such form to the trustee of the 401(k) Plan or otherwise submit your directions to the trustee in accordance with the Trustee Direction Form. The trustee of the 401(k) Plan will then tender Shares, as directed, directly to the Depositary.

Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company, as depositary (the “Depositary”), and Mellon Investor Services LLC, as information agent (“Information Agent”), incurred in connection with the Offer. See “The Offer — Section 3. Procedures for Tendering Shares.”

This Offer to Purchase and the related Letter of Transmittal and the documents referenced herein or therein contain important information and you should read them carefully and in their entirety before any decision is made with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in “— Section 4. Withdrawal Rights.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in “— Section 13. Conditions of the Offer” (collectively, the “Tender Offer Conditions”). We may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We reserve the right, from time to time, and subject to certain conditions, to waive any of the conditions to the Offer, increase the Offer Price or modify the terms of the Offer. Pursuant to the Merger Agreement, without the prior written consent of Barrier, neither Purchaser nor Parent will (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) amend or waive satisfaction of the Minimum Tender Condition; (iv) impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement; (v) add to, amend or modify the conditions to the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of the Shares; or (vi) undertake any extension of the Offer not specifically provided for or contemplated in the Merger Agreement.

The Offer must remain open until twenty (20) business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement, we will not terminate or withdraw the Offer or extend the Expiration Date of the Offer unless at the Expiration Date the Tender Offer Conditions, as described below in “— Section 13. Conditions of the Offer”, shall not have been satisfied or earlier waived or, in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. In addition, pursuant to the Merger Agreement and subject to the rights of Purchaser to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, either Barrier or Parent may cause us to, for one (1) or more consecutive increments of not more than five (5) business days, extend the Expiration Date until the date such conditions are satisfied or waived and we become obligated to accept for payment and pay for Shares validly tendered pursuant to the Offer. Notwithstanding the foregoing, Parent may cause us, without the consent of Barrier, to extend the Expiration Date (i) for any period required by applicable rules, interpretations and regulations of the SEC in connection with the Offer and (ii) for up to two (2) periods, each period for up to five (5) business days, if upon the Expiration Date the Tender Offer Conditions have been satisfied but the number of Shares tendered and not withdrawn, when added to the Shares, if any, beneficially owned by Parent (including shares subject to Stockholder Support Agreements), represents less than 90% of the then issued and outstanding Shares, on a fully diluted basis. Further, we may, in our sole discretion, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) and, in addition, if requested by Barrier, we shall make available a subsequent offering period for the Offer of not less than ten (10) business days. We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. If we elect to include a subsequent offering period, we will notify stockholders of Barrier consistent with the requirements of the SEC, unless the Offer has been terminated in accordance with its terms. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See “— Section 4. Withdrawal Rights.” You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by September 8, 2008 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period

We do not currently intend to provide a subsequent offering period in the Offer, although we reserve the right to do so. If we elect to include or extend any subsequent offering period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

If we extend the Offer or are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares, or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “— Section 4. Withdrawal Rights.” However, our ability to delay payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of our Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), we currently intend to make announcements regarding the Offer by issuing a press release.

If we make a material change in the terms of the Offer, or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum ten (10) business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or permitted to be closed.

If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then we will extend the Offer until at least the expiration of ten (10) business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Tender Offer Conditions have not been satisfied. Under certain circumstances, we, Parent or Barrier may terminate the Merger Agreement and the Offer.

Barrier has agreed to provide us with mailing labels containing the names and addresses of all record holders of the Shares, any available computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. We will mail this Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided the Offer has not been terminated as described in “— Section 1 . Terms of the Offer,” we will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date as promptly as practicable after the Expiration Date and in any event in compliance with Rule 14e-1(c) promulgated under the Exchange Act. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, in order to comply in whole or in part with any other applicable law. If we propose to delay payment for Shares accepted pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 under the Exchange Act, we expect to extend the Offer.

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in “— Section 3. Procedures for Tendering Shares,” (ii) a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “— Section 3. Procedures for Tendering Shares” below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. See “— Section 3. Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid at different times depending upon when share certificates are actually received by the Depositary or book-entry confirmations with respect to Shares are actually received by DTC and when the Letter of Transmittal and other required materials, properly executed and completed, as applicable, are received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when we give written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price thereof with the Depositary, which will act as your agent for purposes of receiving payments from us and transmitting such payments to you. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or not tendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with DTC), without expense to you, promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

We reserve the right, subject to the provisions of the Merger Agreement, to designate, by written notice to Barrier, another wholly-owned direct or indirect subsidiary of Parent to be a constituent entity in lieu of Purchaser, provided that any such designation shall not impede or delay the consummation of the transactions contemplated by the Merger Agreement or otherwise materially impede the rights of the Barrier stockholders under the Merger Agreement.

3.	Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering Barrier stockholder must comply with the foregoing procedures, except that required documents and Share certificates must be received during the subsequent offering period.

Signature Guarantees and Stock Powers.  No signature guarantee is required on a Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 7 of the Letter of Transmittal. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”).

If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 4, 5 and 6 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) must accompany each delivery of certificates.

Guaranteed Delivery.  If you wish to tender your Shares pursuant to the Offer and your certificates for Shares are not immediately available, or you cannot comply with the procedure for book-entry transfer on a timely basis, or cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender such Shares by satisfying all of the requirements set forth below:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

(iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at your election and risk. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, by Book–Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Barrier stockholder’s acceptance of the Offer, as well as the tendering Barrier stockholder’s representation and warranty that the Barrier stockholder has the full power and authority to tender and assign the Shares tendered free and clear of any liens, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Purchaser and you upon the terms and subject to the conditions of the Offer.

Backup U.S. Federal Income Tax Withholding.  See the discussion under the heading “Backup Withholding Tax and Information Reporting” in “— Section 5. Certain Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), unless your Shares are properly withdrawn, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, we accept for payment Shares tendered by you as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by you will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given or executed, will be deemed not effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Barrier, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding on all parties.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable.

You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by September 8, 2008 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. You may not, however, withdraw Shares tendered in this Offer during any subsequent offering period. If we extend the Offer, or we are delayed in our acceptance for payment of Shares or we are unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that you are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For your withdrawal of Shares to be effective, the Depositary must timely receive, at one of its addresses set forth on the back cover of this Offer to Purchase, a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “— Section 3. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, you may re-tender withdrawn Shares by following one of the procedures for tendering shares described in “— Section 3. Procedures for Tendering Shares” at any time prior to the Expiration Date.

We do not currently intend to provide a subsequent offering period following the Offer, although we reserve the right to do so. In the event that we subsequently elect to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered in the Offer during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a general discussion of certain material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is for general information only and is not tax advice. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). Any such change could alter the tax consequences described herein.

This summary assumes that a holder holds Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, and does not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, partnerships, holders liable for alternative minimum tax, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

The U.S. federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger. We urge you to consult your own tax advisors with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), and any estate or trust whose income is subject to U.S. federal income tax, regardless of its source (a “U.S. Holder”).

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received (including any cash withheld for tax purposes) and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses. If the U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and will be subject to U.S. federal backup withholding tax (at a rate of 28%) unless the U.S. Holder (i) in the case of backup withholding, furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner that is, for U.S. federal income purposes, a nonresident alien individual (other than certain former citizens or residents subject to tax as expatriates), a foreign corporation or a foreign estate or trust.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with respect to Shares

In general, any gain realized by a Non-U.S. Holder on the receipt of cash in exchange for Shares in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a) the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty));

(b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, which gain may be offset by U.S. source capital losses); or

(c) Barrier is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and Barrier’s common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. Barrier believes that it is not, and for the past five years has not been, a U.S. real property holding corporation.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends

As represented by Barrier in the Merger Agreement, as of June 16, 2008, there were 35,163,367 Shares issued and outstanding, of which 356,175 were restricted Shares, and there were available for grant pursuant to Barrier’s equity incentive stock plans, options to purchase 1,013,617 Shares. The Shares are currently traded on the NASDAQ Global Market under the symbol “BTRX”. The following table shows the quarterly range of high and low sales prices for Shares as reported on the NASDAQ Global Market as reported in Barrier’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 filed with the SEC on March 12, 2008 (the “Barrier 10-K”) with respect to periods occurring in fiscal 2006 and 2007 and as reported by published financial sources with respect to periods occurring in fiscal 2008:

	High	Low

Fiscal Year 2008
Third Quarter through July 7, 2008	$4.11	$4.02
Second Quarter	4.05	1.63
First Quarter	4.13	2.44
Fiscal Year Ended December 31, 2007
Fourth Quarter	$6.06	$3.32
Third Quarter	7.60	5.93
Second Quarter	7.50	5.62
First Quarter	8.69	5.70
Fiscal Year Ended December 31, 2006
Fourth Quarter	$7.85	$5.98
Third Quarter	7.30	5.01
Second Quarter	9.93	5.25
First Quarter	11.34	7.40

On June 20, 2008, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the last reported sale price per Share was $1.76. On July 7 , 2008, the most recent practicable date prior to the commencement of the Offer, the closing price of the Shares reported on the NASDAQ Global Market was $4.11 per Share. As a result, Barrier stockholders are urged to obtain current market quotations.

According to the Barrier 10-K, Barrier has never paid any cash dividends on the Shares. Under the terms of the Merger Agreement, Barrier is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Purchaser. Accordingly, unless the Merger Agreement is terminated, it is expected that Barrier will not declare or pay any dividends. See “ — Section 14. Dividends and Distributions.”

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

NASDAQ Listing.  Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the requirements for continued listing on the NASDAQ Global Market. According to the published guidelines of the NASDAQ Stock Market, LLC (“NASDAQ”), NASDAQ would consider disqualifying the Shares for listing on the NASDAQ Global Market (though not necessarily for listing on the NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten (10) consecutive business day period, Barrier has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1.00. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a ten (10) consecutive business day period, (e) the bid price for the Shares over a thirty (30) consecutive business day period is less than $1.00, or (f) (i) Barrier has stockholders’ equity of less than $2.5 million; (ii) the market value of Barrier’s listed securities is less than $35 million over a ten (10) consecutive business day period; and (iii) Barrier’s net income from continuing operations is less than $500,000 for the then most recently completed fiscal year and two of the last three then most recently completed fiscal years. Shares held by officers or directors of Barrier, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the NASDAQ Global Market or are delisted from NASDAQ altogether, the market for Shares will be adversely affected.

If NASDAQ were to delist the Shares, the market for the Shares could be adversely affected. It is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by that market or other sources. The extent of the public market and the availability of quotations would depend, however, upon factors such as the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as already discussed.

After completion of the Offer, Barrier will be eligible to elect “controlled company” status pursuant to Rule 4350 of NASDAQ, which means that Barrier would be exempt from the requirement that the board of directors of Barrier be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee of the board of directors of Barrier. The controlled company exemption does not modify the independence requirements for Barrier’s Audit Committee. We expect Barrier to elect “controlled company” status following completion of the Offer. Following the purchase of the Shares in the Offer and the satisfaction of certain conditions, Purchaser expects to complete the Merger, following which all of the Shares will be owned by Purchaser.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Barrier upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Barrier to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, the ability of “affiliates” of Barrier and persons holding “restricted securities” of Barrier to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on NASDAQ. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Barrier

General.  According to the Barrier 10-K, Barrier, a Delaware corporation, was incorporated in 2001 and commenced active operations in May 2002. According to the Barrier 10-K, Barrier’s principal executive offices are located at 600 College Road East, Suite 3200, Princeton, New Jersey 08540 and its telephone number is (609) 945-1200. According to the Barrier 10-K, Barrier is a pharmaceutical company focused on the development and commercialization of pharmaceutical products in the field of dermatology. According to the Barrier 10-K, Barrier currently markets three prescription pharmaceutical products, Vusion® Ointment, Xolegel® 2% Gel and Solage® Topical Solution, primarily through its specialty sales force consisting of approximately sixty (60) sales representatives. In addition, according to the Barrier 10-K, Barrier has an extensive product pipeline that includes product candidates in Phase 2 and 3 of clinical development.

Available Information.  Barrier is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Barrier’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Barrier’s securities, any material interests of such persons in transactions with Barrier, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Barrier stockholders and filed with the SEC. This Offer to Purchase “incorporates by reference” certain information contained in such proxy statements and periodic reports filed with the SEC. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in this Offer to Purchase. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. Further information on the operation of the SEC’s public reference room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information, including those filed by Barrier, Parent and Purchaser, at http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning Barrier contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Barrier contained in such documents and records or for any failure by Barrier to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary.

Barrier Financial Projections.  During the course of the discussions and information exchange between Parent, Purchaser and Barrier that led to the execution of the Merger Agreement, Barrier provided us with its internally prepared financial projections for the fiscal years ending December 31, 2008 and 2009 (collectively, the “Barrier Financial Projections”) which is not publicly available.

Barrier has advised us that the Barrier Financial Projections were prepared by Barrier management as internal financial projections which reflect projected information, a summary of which is set forth below. The inclusion of this information should not be regarded as an indication that we or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

Barrier has advised us that the Barrier Financial Projections were not prepared with a view toward public disclosure, and stockholders should not unduly rely on the financial projections. The summary of these projections is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but solely because these projections were made available by Barrier to Parent and Purchaser. Barrier has advised us that these projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Barrier’s management. Barrier has advised us that important factors that may affect actual results and result in the projections not being achieved include, but are not limited to: fluctuations in demand for the Barrier’s products; change in customer budgets; failure of Barrier to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; and other risks described in the Barrier’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 filed with the SEC on March 12, 2008.

In addition, the projections may be affected by Barrier’s ability to achieve strategic goals, objectives and targets over the applicable period. Barrier has advised us that these projections are based upon assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Barrier’s control. Barrier has advised us that the projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these projections. In addition, Barrier has advised us that these projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. None of Barrier, Parent nor Purchaser intends to make publicly available any update or other revisions to any of the projections to reflect circumstances existing after the date of preparation of the projections or the occurrence of unanticipated events, even if the projections are inaccurate. The inclusion of the summary of these projections in this Offer to Purchase should not be regarded as a representation by Barrier, Parent, Purchaser or any other person that projected results will be achieved.

The projected financial information does not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

Barrier has advised us that the projected financial information included in this Offer to Purchase was prepared by Barrier’s management and its independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, Barrier’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this Offer to Purchase should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such.

BARRIER FINANCIAL PROJECTIONS

	Fiscal year ending December 31,
	2008	2009
	($ in millions, except per Share data)

Total Revenue	$39.7	$59.9
EBITDA(1)	$(38.2)	$(19.5)
EBIT(1)	$(39.2)	$(20.7)
Earnings per Share(2)	$(1.06)	$(0.50)

(1)	EBIT and EBITDA as provided are non-GAAP financial measures. For these purposes EBIT means earnings before interest and taxes. EBITDA means earnings before interest, taxes, depreciation and amortization.

(2)	Earnings per Share amounts were calculated assuming a weighted average Shares outstanding of 36.262 million Shares for 2008 and 40.227 million Shares for 2009.

Barrier’s stockholders are cautioned not to place undue reliance on the above financial projections. These summary internal financial projections should be read together with the historical financial statements of Barrier, which may be obtained in the manner described above in Section 8 under “— Available Information.”

9.	Certain Information Concerning Purchaser and Parent

Purchaser.  Our name is Bengal Acquisition Inc. We are a Delaware corporation incorporated on June 18, 2008 and a wholly-owned direct subsidiary of Parent. We were formed solely for the purpose of facilitating Parent’s acquisition of Barrier. To date, we have not carried on any activities other than those incidental to our formation and as otherwise contemplated by the Merger Agreement. Upon consummation of the proposed Merger, we will merge with and into Barrier and will cease to exist, with Barrier continuing as the surviving corporation. Our principal executive offices are located at c/o Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134.

Parent.  Stiefel Laboratories, Inc., which we refer to as Parent, is a privately held Delaware corporation, which was originally incorporated in New York in 1944. Parent is the world’s largest independent pharmaceutical company specializing in dermatology. Parent develops, manufactures and markets a variety of prescription and non-prescription dermatological products. Parent’s principal executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five (5) years of each of the members of the board of directors, the executive officers and control persons of Purchaser and Parent are set forth in Annex A. None of Purchaser, Parent or any of the persons listed in Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, Parent or any of the persons listed in Annex A hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Annex A hereto), (i) none of Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Annex A hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of Barrier, and (ii) none of Purchaser or, to the knowledge of Purchaser, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Barrier during the past sixty (60) days.

Except as set forth elsewhere in this Offer to Purchase (including Annex A hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Annex A hereto, has any contract, arrangement, understanding or relationship with any other person, including any of Barrier’s current or former stockholders, with respect to any securities of Barrier or with respect to the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or, to the knowledge of Purchaser, any of the persons listed in Annex A hereto, on the one hand, and Barrier or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or, to the knowledge of Purchaser, any of the persons or entities listed in Annex A hereto, on the one hand, and Barrier or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Except as set forth elsewhere in this Offer to Purchase (including Annex A hereto) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Annex A hereto or their respective affiliates beneficially owns any Shares.

We do not think our financial condition is relevant to stockholders’ decision whether to tender Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; (iii) if we consummate the Offer, we expect to acquire any Shares not tendered in the Offer for the same cash price in the Merger, which also will not be subject to any financing condition; and (iv) we, through Parent, will have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Contacts with Barrier

On April 11, 2008, Parent sent Barrier an unsolicited letter of interest (the “Indication of Interest”) confirming Parent’s interest in acquiring all of the outstanding equity of Barrier and outlining Parent’s preliminary non-binding proposal to acquire all of the Shares at a price of $5.00 per Share, representing a premium of 52% over $3.30, the last reported sale price of Barrier common stock on April 10, 2008 and a premium of 52% over the average last reported sales price of Barrier common stock over the ninety (90) day period ended on April 10, 2008. Parent’s offer was based upon publicly available information and was subject to the completion of customary due diligence review by Parent of the business, financial conditions and operations of Barrier.

On April 21, 2008, representatives of Barrier’s financial advisor, JPMorgan, indicated to Parent that the board of directors of Barrier was not prepared to accept Parent’s offer provided in the Indication of Interest, however Parent’s offer was sufficiently attractive to allow Parent to conduct due diligence and to warrant a meeting between the management teams of Parent and Barrier.

On April 24, 2008, Parent and Barrier entered into a confidentiality and standstill agreement to facilitate the sharing of information regarding a potential transaction, and Barrier began sharing confidential information with Parent as part of Parent’s due diligence review of the business, financial conditions and operations of Barrier.

On April 28, 2008, Parent retained Willkie Farr and Gallagher LLP (“Willkie Farr”) as its legal counsel in connection with the proposed acquisition of Barrier.

On April 29, 2008, Barrier released its financial results for the first quarter of 2008, ended March 31, 2008 (the “2008 First Quarter Earnings”). Pursuant to the 2008 First Quarter Earnings, Barrier reported a net loss for the first quarter of 2008 of $14 million. The last reported sale price of Barrier common stock on April 29, 2008 was $1.93 per Share, representing a 4% decline from the last reported sale price on the day before the earnings announcement.

On April 30, 2008, the senior management of Parent, along with representatives of Willkie Farr and representatives of Parent’s financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”), met with the senior management of Barrier and representatives of Morgan, Lewis & Bockius LLP (“Morgan Lewis”), Barrier’s legal advisors, and JPMorgan at the offices of Morgan Lewis in Princeton, New Jersey. At that meeting, each of Barrier’s and Parent’s management teams made presentations regarding their respective businesses and strategies. In particular, Barrier management discussed its strategic direction and provided an overview of the regulatory status and plans for Barrier’s product candidates.

On May 1, 2008, Parent and Deutsche Bank executed an engagement agreement in connection with a potential transaction involving Barrier.

Between May 2, 2008 and the execution of the Merger Agreement, Parent and its representatives, including Willkie Farr and Deutsche Bank, continued to conduct due diligence on the business, financial condition and operations of Barrier. In addition, throughout this period representatives of Parent, including its legal counsel and financial advisors, periodically contacted Barrier and its representatives regarding due diligence matters.

On May 23, 2008, the respective managements of Parent and Barrier met via video conference to discuss Barrier’s clinical and product development programs and capabilities.

On May 29, 2008, Parent delivered to Barrier, a revised non-binding written proposal (the “May 29 Proposal”) to acquire all of the outstanding equity of Barrier at a price of $4.00 per Share, representing a premium of 59% over the last reported sale price of Barrier common stock on May 28, 2008. The May 29 Proposal indicated, among other things, that the acquisition would not be subject to financing, that Parent had lowered its per Share offer price due to information contained in the 2008 First Quarter Earnings release and other information obtained by Parent during the due diligence process. In addition, on May 29, 2008, Parent delivered a preliminary draft of the Merger Agreement to Barrier and noted that Parent was prepared to negotiate the remaining terms of the draft of the Merger Agreement on an expedited basis and that Parent would be in a position to execute a definitive merger agreement by June 6, 2008.

On June 4, 2008, representatives of JPMorgan contacted representatives of Deutsche Bank and indicated that Barrier was not prepared to move forward with discussions concerning a possible transaction at an offer price of $4.00 per Share and suggested that perhaps alternate deal structures should be explored to try and bridge the gap between the parties with respect to the valuation of the Shares.

On June 9, 2008, representatives of JPMorgan and Deutsche Bank held a teleconference during which Deutsche Bank indicated that Parent would consider raising its offer price to acquire all of the equity of Barrier to $4.10 per Share.

On June 12, 2008, Parent received a letter from Barrier in which Barrier indicated its disappointment in the offer price of $4.10 per Share proposed by Parent on June 9, 2008. Barrier stated that it believed Barrier had significantly higher inherent value. Barrier indicated to Parent that, in the event that Parent and Barrier were unable to quickly reach an agreement, Barrier intended to enter into an alternative strategic transaction designed to maximize stockholder value. Barrier stated that the offer price of $4.10 per Share offered by Parent was insufficient. In addition, Barrier informed Parent that Barrier remained willing to consider an offer by Parent of at least $4.50 per Share. Barrier requested that Parent provide its best and final offer by June 16, 2008.

On June 16, 2008, Parent submitted a revised non-binding written proposal to Barrier (the “June 16 Proposal”) providing that, subject to the satisfaction of certain conditions specified therein, including the completion of due diligence to Parent’s satisfaction, and the execution of appropriate definitive documents, Parent would be willing to pay $4.20 per Share in cash, representing a 100% premium over $2.10, the last reported sale price of Barrier common stock on June 13, 2008, and a premium of 74% over the average last reported sales price of Barrier common stock over the sixty (60) day period ended June 13, 2008. In the June 16 Proposal, Parent outlined the key terms of its proposal. In addition, in the June 16 Proposal, Parent set forth its reasons for reducing its initial offer price of $5.00 per Share, as set forth in the Indication of Interest. Among such reasons were: (i) the fact that sales of Barrier’s marketed products were lower than expected for the first quarter of 2008, which impacted Parent’s long-term view of the sales potential and value for those products; (ii) the extreme unlikelihood that Barrier’s Rambazole product would receive approval by the U.S. Food and Drug Administration; (iii) the fact that the launch of Barrier’s Pramiconazole product had been delayed as Barrier’s internal development program was on hold; (iv) the fact that Barrier’s projected additional research and development (“R&D”) expenses for Pramiconazole were higher than expected by Parent; (v) the fact that progress toward a solid oral dosage form of Pramiconazole was not as far along as Parent anticipated; (vi) the fact that the launch of Barrier’s Hivenyl product had been significantly delayed; (vii) the fact that the R&D expenses for Barrier’s Hivenyl product were higher than Parent expected; and (viii) the fact that, in light of Barrier’s cash position at the end of the first quarter of 2008 and Barrier’s ongoing cash burn rate, Barrier’s expected cash position at the close of the proposed transaction would be significantly lower than Parent initially expected. Parent expressed its continued interest in consummating a transaction with Barrier and expressed its belief that it should be able to complete its due diligence and be in a position to execute a definitive merger agreement by June 20, 2008. Parent requested that Barrier indicate an interest in moving forward based on the terms outlined in the June 16 Proposal no later than midnight on June 17, 2008, at which time, Parent would extend its proposal to midnight on June 20, 2008 to allow Parent, Purchaser and Barrier to finalize the terms of a definitive merger agreement.

On June 18, 2008, Willkie Farr received the initial comments of Morgan Lewis to the draft Merger Agreement. In addition, Willkie Farr received from Morgan Lewis a draft of Barrier’s disclosure letter to the Merger Agreement. In addition, Parent’s representatives received (i) additional due diligence materials, including a preliminary estimate of $750,000 of costs relating to Barrier’s pursuit of an alternate strategic transaction, (ii) the terms of a severance policy for employees of Barrier that had been approved in May, 2008 by the compensation committee of the board of directors of Barrier, but not yet submitted to the board of directors of Barrier, and (iii) a revised cash burn rate for Barrier over the near term.

On June 18, 2008, Purchaser was incorporated in Delaware.

On the morning of June 20, 2008, representatives of Deutsche Bank indicated to representatives of JPMorgan that Parent desired to include Barrier employees in its own severance plans after the completion of the Merger and that Parent would reduce its proposed offer price by an amount equal to any incremental severance costs contained in Barrier’s proposed plan as well as the amount of any transaction costs in connection with Barrier’s pursuit of an alternative strategic transaction.

On the morning of June 20, 2008, Willkie Farr contacted Morgan Lewis to discuss certain terms of the draft Merger Agreement, including the comments provided by Morgan Lewis on June 18, 2008. Willkie Farr and Morgan Lewis negotiated the material terms of the Merger Agreement and the remaining open issues, including: (i) the size of the proposed break-up fee and conditions for the termination of the Merger Agreement and payment of the termination fees in connection thereto, (ii) the severance arrangements applicable to Barrier employees after the consummation of Merger, (iii) the allocation of responsibility for the expenses related to Barrier’s failed pursuit of an alternative strategic transaction, (iv) the definition of Company Material Adverse Effect (as defined below), (v) the “no shop” provision, and (vi) the conditions to the Offer.

On June 20, 2008, Deutsche Bank received a request from JPMorgan to provide a draft of the Merger Agreement, substantially in final form, for consideration and approval by the board of directors of Barrier at a meeting of the board of directors of Barrier scheduled for 10:00 p.m. on June 22, 2008. In addition, JPMorgan communicated to Deutsche Bank Barrier’s interest to move forward in the proposed transaction with Parent but with a desire that Parent (i) increase its offer price to $4.20 per Share without deduction for any incremental severance expenses and expenses incurred by Barrier in connection with its pursuit of an alternative strategic transaction, (ii) put in place a reasonable employee retention plan so the value of Barrier’s business would not deteriorate prior to the consummation of the proposed transaction and (iii) reduce the break-up fee to 3% of the aggregate value of the Merger, including expenses.

On the evening of June 20, 2008, Parent and Barrier entered into an exclusivity agreement pursuant to which Barrier agreed that until June 27, 2008 it would not, directly or indirectly, initiate, solicit or knowingly encourage or facilitate another proposal; participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to Barrier or any of its subsidiaries, or otherwise cooperate with, facilitate or assist any person in connection with another proposal; approve, endorse or recommend another proposal, enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to another; or resolve, propose or agree to do any of the foregoing actions.

On June 21, 2008, Willkie Farr sent Morgan Lewis a revised draft of the Merger Agreement, comments to Barrier’s disclosure letter relating thereto and a draft of the form of the Stockholder Support Agreement.

For the period between June 21, 2008 through June 22, 2008, the managements of Barrier and Parent and representatives of their respective legal and financial advisors, held several conference calls to discuss and negotiate certain human resource matters, including retention mechanisms and severance packages for certain Barrier employees.

From the period between June 21, 2008 and the execution of the Merger Agreement, Willkie Farr and Morgan Lewis negotiated and finalized the terms of the Merger Agreement, and Parent and its representatives received a revised draft of Barrier’s disclosure letter to the Merger Agreement. In addition, during such period, members of Parent’s and Barrier’s senior management negotiated the substantive terms of a stay bonus and/or retention plan that would be implemented by Parent to retain Barrier employees during the pendancy of the Merger.

On June 22, 2008, representatives of Deutsche Bank, conveyed to representatives of JP Morgan that Parent was prepared to make a final purchase price offer of $4.15 per Share. Deutsche Bank received a request from JPMorgan that Parent increase its purchase price offer to $4.20 per Share. Parent indicated that it was not willing to increase it’s the offer price.

On June 22, 2008, Parent agreed to implement a retention plan, the significant terms of which were then agreed to, funded with an aggregate of $1,000,000 on terms to be agreed upon by the parties within seven days after the execution of the Merger Agreement.

On June 22, 2008, Willkie Farr sent Morgan Lewis a substantially final version of the Merger Agreement, which included a proposed offer price of $4.15 per Share, net to the seller in cash, without interest thereon, and the other terms described above.

On June 23, 2008, JPMorgan communicated to Deutsche Bank that the board of directors of Barrier at a meeting beginning on June 22, 2008 and ending on June 23, 2008 (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of Barrier and the stockholders of Barrier; (ii) approved and adopted the Merger Agreement, including the Offer, the Merger, the Top-Up Option (as defined below) and the issuance of Shares upon exercise thereof and the other transactions contemplated thereby; and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement.

On June 22, 2008, the boards of directors of Parent and Purchaser executed unanimous written consents approving the Merger Agreement and the transactions contemplated thereby.

On June 23, 2008, Parent, Purchaser and Barrier executed the Merger Agreement.

On June 23, 2008, each of Parent and Barrier issued a press release announcing the execution of the Merger Agreement.

The foregoing only describes negotiations, transactions and material contacts between Barrier, on one hand, and Parent, Purchaser and their respective representatives on the other. For additional information relating to Barrier, stockholders should read Item 3 and Item 4 of the Schedule 14D-9, a copy of which is being furnished to stockholders with this Offer to Purchase.

11.	Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Barrier. Pursuant to the Merger, Parent will acquire all of the capital stock of Barrier not purchased pursuant to the Offer or otherwise. If you sell your Shares in the Offer, you will cease to have any equity interest in Barrier or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Barrier. On the other hand, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Barrier. Assuming we purchase a number of Shares pursuant to the Offer sufficient to satisfy the Minimum Tender Condition, Parent is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Barrier, as discussed under the heading “Directors” below.

Following the Acceptance Time, subject to the terms and conditions of the Merger Agreement, Parent will acquire the remaining Shares pursuant to the Merger. Additionally, Barrier has granted us the Top-Up Option to purchase from Barrier, at a price per share equal to the Offer Price the Top-Up Option Shares. The Top-Up Option is exercisable only once, at such time as we own at least 80% of the Shares then outstanding, provided, however that the Top-Up Option is not exercisable unless, immediately after the exercise of the Top-Up Option, Parent and Purchaser will collectively hold at least 90 percent (90%) of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option) and are thereby able to consummate a short-form merger pursuant to Section 253 of the DGCL.

The Merger will terminate all existing equity interests in Barrier, and Parent will become the sole owner of Barrier and its business, the sole recipient of the benefits of future growth and the sole bearer of the risks of Barrier’s operations.

Parent is conducting a detailed review of Barrier and its business, corporate structure, capitalization, assets, policies, management and personnel. Parent will continue to evaluate Barrier and its business, corporate structure, capitalization, assets, policies, management and personnel while the Offer is pending. In addition, Parent is evaluating various strategic alternatives for Barrier and its operations. After the consummation of the Offer and the Merger, Parent and Purchaser will take such actions as they deem appropriate in light of the circumstances which then exist. Possible changes include changes in Barrier’s business, capitalization, corporate structure, articles of incorporation, by-laws, dividend policy or changes in the composition of its management, personnel or board or directors. Neither Purchaser nor Parent has entered into any definitive arrangements or agreements that would result in an extraordinary corporate transaction involving Barrier or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of or changes to operations, or sale or transfer of a material amount of assets, or any material changes in Purchaser’s capitalization, corporate structure, business or composition of its management, personnel or board of directors. Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any plans or proposals that would result in an extraordinary corporate transaction involving Barrier or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, any material changes in Barrier’s capitalization or dividend policy, corporate structure, business or composition of its management, personnel or board of directors, any material changes in Barrier’s present charitable or community contributions or related policies, programs, or practices, or any material changes in Barrier’s present relationship with its suppliers, customers, or the communities in which it operates.

To the knowledge of Purchaser, as of the date of this Offer to Purchase, no members of Barrier’s current management have entered into any amendment or modification to an existing employment agreement with Barrier or its subsidiaries in connection with the Offer or the Merger. In addition, to the knowledge of Purchaser, as of the date of this Offer to Purchase, no members of Barrier’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to reinvest, convert or participate in the equity of, the surviving corporation. We currently intend to retain members of Barrier’s management team following the completion of the Merger. We may offer current and former members of management the opportunity to participate in equity compensation plans. The size of such equity-based compensation plans has not yet been determined and no awards have yet been made or promised to Barrier’s current executive officers. It is anticipated that equity awards granted under these incentive compensation plans would generally vest over a number of years of continued employment.

Although it is likely that certain members of Barrier’s current management team will enter into new arrangements with Parent or its affiliates regarding employment (and severance arrangements) and the right to participate in equity compensation plans, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed.

Retention Bonus Plan

Pursuant to the Merger Agreement, Purchaser will fund $1,000,000 to a retention bonus pool which will be used to pay retention bonuses that may be granted to Barrier employees pursuant to the Bengal Acquisition Inc. Retention Bonus Plan (the “Retention Plan”). All Barrier employees (other than executive officers and field employees (including regional sales managers)) are eligible to receive retention bonuses pursuant to the Retention Plan, subject to their continued employment with Barrier through the earlier to occur of (i) the Effective Time and (ii) the date his or her employment is terminated by Barrier without cause. The amount of the retention bonus payable to each eligible Barrier employee will be determined by mutual agreement between Barrier and Parent and will be paid within 21 days following the Effective Time. The payment of any retention bonus pursuant to the Retention Plan will be contingent upon the closing of the Merger.

The Merger Agreement

This Section of the Offer to Purchase describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated herein by reference and in the Tender Offer Statement on Schedule TO that Purchaser and Parent have filed with the SEC (the “Schedule TO”). We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Offer to Purchase. See “— Section 8. Certain Information Concerning Barrier” under “Available Information” for instructions on how to obtain a copy of the Merger Agreement.

The Offer

The Merger Agreement provides that, unless the Merger Agreement has been terminated in accordance with its terms, Purchaser will, and Parent will cause Purchaser to, commence the Offer as promptly as reasonably practicable, but not later ten (10) business days following the execution of the Merger Agreement, provided, however, that such ten (10) business day period shall be extended to such date as Barrier is ready to file the Schedule 14D-9 on the same date as the commencement of the Offer. Subject to the terms and conditions set forth in the Merger Agreement and the Offer (including the Tender Offer Conditions as described below in “— Section 13. Conditions of the Offer”), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date (as it may be extended), and in any event in compliance with Rule 14e-1(c) under the Exchange Act. Parent will provide, or cause to be provided to Purchaser on a timely basis, the funds necessary to purchase any Shares that Purchaser becomes obligated to accept for payment pursuant to the Offer.

Parent and Purchaser expressly reserve the right from time to time, subject to certain conditions, to waive any of the conditions to the Offer or increase the Offer Price, or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, without the prior written consent of Barrier, neither Purchaser nor Parent will (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) amend or waive satisfaction of the Minimum Tender Condition; (iv) impose conditions to the Offer in addition to the conditions to the Offer set forth in the Merger Agreement; (v) add to, amend or modify the conditions to the Offer set forth in the Merger Agreement in any manner that is adverse to the holders of the Shares; or (vi) undertake any extension of the Offer not specifically provided for or contemplated in the Merger Agreement.

The Offer must remain open for twenty (20) business days following (inclusive of the day of) the commencement of the Offer. Pursuant to the Merger Agreement, Purchaser will not terminate or withdraw the Offer or extend the Expiration Date of the Offer unless at the Expiration Date the Tender Offer Conditions, as described below in “— Section 13. Conditions of the Offer”, shall not have been satisfied or earlier waived or, in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms. In addition, pursuant to the Merger Agreement and subject to the rights of Purchaser to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, either Barrier or Parent may cause Purchaser to, for one (1) or more consecutive increments of not more than five (5) business days, extend the Expiration Date until the date such conditions are satisfied or waived and Purchaser becomes obligated to accept for payment and pay for Shares validly tendered pursuant to the Offer. Notwithstanding the foregoing, either Parent or Barrier may terminate the Merger Agreement at any time after September 21, 2008 (or, under certain circumstances, December 20, 2008); provided that a party who is the principal cause of the conditions of the Offer not being satisfied or the Shares not having been accepted for payment will not be able to exercise this termination right. Notwithstanding the foregoing, Parent may cause Purchaser, without the consent of Barrier, to extend the Expiration Date (i) for any period required by applicable rules, interpretations and regulations of the SEC in connection with the Offer and (ii) for up to two (2) periods, each for up to five (5) business days, if upon the Expiration Date the Tender Offer Conditions have been satisfied but the number of Shares tendered and not withdrawn, when added to the Shares, if any, beneficially owned by Parent, represents less than 90% of the then issued and outstanding Shares, on a fully diluted basis. Further, Purchaser (or Parent on its behalf) may, in its sole discretion, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act and, in addition, if requested by Barrier, Purchaser shall make available a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act of not less than ten (10) business days. Subject to the terms and conditions set forth in the Merger Agreement and the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. If Purchaser elects to make available a subsequent offering period, it will notify the stockholders of Barrier in a manner consistent with the requirements of the SEC.

Recommendation.  The board of directors of Barrier duly (i) determined that it is in the best interests of Barrier and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option and the issuance of Shares upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement. Accordingly, the board of directors of Barrier recommends that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The execution, delivery and performance of the Merger Agreement by Barrier and the consummation by Barrier of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Barrier (except in the case of the Merger, which may be subject to the approval of Barrier’s stockholders pursuant to the terms of the DGCL).

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Acceptance Time, Parent is entitled to elect or designate directors to serve on the board of directors of Barrier up to such number of directors equal to the product

(rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the board of directors of Barrier (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares purchased pursuant to the Offer), and the denominator of which is the total number of then-outstanding Shares. Promptly following a request by Parent, Barrier agreed to use its best efforts (including by amending the bylaws of Barrier, if necessary) to cause the individuals so designated by Parent to be elected or appointed to the board of directors of Barrier, including (at the election of Barrier) by increasing the size of the board of directors of Barrier and/or by seeking and accepting the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the board of directors of Barrier. At such time, Barrier will also cause, if requested by Parent, the board of directors (or similar governing body) of each of Barrier’s subsidiaries to include persons designated by Parent constituting the same percentage of each such board as Parent’s designees constitute on the board of directors of Barrier. From time to time after the Acceptance Time, Barrier agreed to take all actions necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the board of directors of Barrier on each committee of the board of directors of Barrier and each committee of Barrier’s subsidiaries, in each case, to the fullest extent permitted by all applicable law and the rules of the NASDAQ, provided, however each committee will be comprised of at lease one (1) Independent Director (as defined below). If requested by Parent and permitted by the NASDAQ, promptly after the Acceptance Time, Barrier has agreed to take all action necessary to elect to be treated as a “controlled company” as defined by the NASDAQ and to make all necessary filings and disclosures associated with such status.

Until the Effective Time, the board of directors of Barrier will have at least two (2) directors who were directors of Barrier on June 23, 2008, the date of the Merger Agreement, and who were not officers of Barrier or any of its subsidiaries (each, an “Independent Director”) provided, however, that if the number of Independent Directors is reduced below two (2) for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two (2) then-existing directors of Barrier who are (a) Qualified Persons (as defined below) and (b) willing to serve as Independent Directors), then the number of Independent Directors required pursuant to the Merger Agreement will be one (1), unless the remaining Independent Director is able to identify a Qualified Person willing to serve as an Independent Director, in which case such remaining Independent Director will be entitled to designate any such Qualified Person to fill such vacancy, and such designated Qualified Person will be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other directors shall be required to designate two (2) Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Merger Agreement provides certain actions of Barrier may only be authorized by a majority of such Independent Directors (and will not require any additional approval by the board of directors of Barrier).

For purposes of the Merger Agreement, the term “Qualified Person” means a person who is not then an officer or affiliate of Barrier, Parent or any of their respective subsidiaries; it being understood that, for purposes of this definition, a person that would otherwise be considered an affiliate of Barrier shall not be deemed an affiliate of Barrier solely because he or she is a director of Barrier.

Top-Up Option.  Upon the recommendation of the board of directors of Barrier, Barrier has granted us an assignable and irrevocable option (the “Top-Up Option”) to purchase from Barrier, at a price per share equal to the Offer Price, the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one (1) Share more than 90% of the Shares then-outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) or (ii) the aggregate number of Shares that Barrier is authorized to issue under its restated certificate of incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only once, at such time as the Purchaser owns at least 80% of the Shares then outstanding. To exercise the Top-Up Option, Purchaser or Parent must give notice of their election to exercise the Top-Up Option prior to the tenth (10) business day after the later of the Expiration Date or the expiration date of any subsequent offering. The purchase price may be paid by Parent or Purchaser, at its election, either entirely in cash or by executing and delivering to Barrier a promissory note having a principal amount equal to the purchase price. Any such promissory note will bear interest at the rate of 3% per annum, and will mature not later than the fifth anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Parent or Purchaser may exercise the Top-Up Option, in whole or in part, at any time at or after the Acceptance Time and prior to the earlier of (x) the Effective Time and (y) the termination of the Merger Agreement, provided, however, that the Top-Up Option is not exercisable unless, immediately after the exercise of the Top-Up Option and the issuance of Shares pursuant thereto, Parent and Purchaser will collectively hold at least 90 percent (90%) of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option). The obligation of Barrier to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) the issuance of Shares pursuant to the Top-Up Option would not require approval of Barrier’s stockholders under applicable law or regulation (including, without limitation, the NASDAQ rules and regulations, including Rule 4350); and (c) Parent or Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Barrier’s stockholders would be assured because our ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

The Merger

The Merger; Closing; Effective Time.  The Merger Agreement provides that, following the consummation of the Offer and on the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, the Purchaser will be merged with and into Barrier and Barrier will be the surviving corporation. The closing date of the Merger will occur no later than the fifth business day after satisfaction or waiver of all of the conditions to the Merger (other than those conditions that by their nature are to be satisfied at the closing) set forth in the Merger Agreement (or such other date as Purchaser and Barrier may agree in writing), which conditions are described below in “Conditions to the Merger.” The Effective Time will occur upon filing of the articles of merger with the Secretary of State of the State of Delaware or at such later time specified in the articles of merger in accordance with the DGCL.

Short-Form Merger.  The Merger Agreement further provides that, notwithstanding the foregoing, if following the consummation of the Offer, any subsequent offering period or the exercise of the Top-Up Option, if applicable, or otherwise. Parent or Purchaser holds at least 90% of the outstanding Shares on a fully diluted basis pursuant to the Offer, any subsequent offer, the Top-Up Option, or otherwise and provided that all conditions set forth in the Merger Agreement as described below in “— Conditions to the Merger” are satisfied or waived, Barrier will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the stockholders of Barrier, in accordance with Section 253 of the DGCL.

Articles, Bylaws, Directors, and Officers.  The Merger Agreement provides that, at the Effective Time, the restated certificate of incorporation of Barrier will be amended and restated as of the Effective Time to contain the provisions, and only the provisions, contained immediately prior to the Effective Time in the certificate of incorporation of Purchaser, except for Article I thereof, which will read: “The name of the corporation is Barrier Therapeutics, Inc.” Also at the Effective Time, the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation, and references to Purchaser’s name will be replaced with references to the surviving corporation. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation, and the officers of Barrier immediately prior to the Effective Time will be the initial officers of the surviving corporation.

Conversion of Shares.  The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will, as a result of the Merger and without any action on the part of Parent, Purchaser, Barrier or the holder, automatically be converted at the Effective Time into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon, subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any and such consideration will be payable upon the surrender of the certificate representing such Shares. At the Effective Time, each Share owned by Parent, Purchaser (including Shares received in the Offer) or Barrier (as treasury stock or otherwise) or any of their respective directly or indirectly wholly-owned subsidiaries (other than Shares held in a fiduciary capacity on behalf of third parties) shall be automatically cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange for such Shares. At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and will be automatically cancelled and retired and will cease to exist and the holders thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Pursuant to the terms of the Merger Agreement, at the Effective Time, Shares issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Payment for Shares in the Merger.  Promptly after the Effective Time, Parent and Purchaser have agreed to deposit or cause to be deposited with American Stock Transfer & Trust Company (or an affiliate thereof), as paying agent for the Merger, for the benefit of the holders of Shares, sufficient funds to pay the aggregate Merger Consideration (the “payment fund”). As promptly as practicable after the Effective Time, the surviving corporation will instruct the paying agent to mail, to each holder of record of Shares (other than a holder of Excluded Shares) immediately prior to the Effective Time, a form of Letter of Transmittal and instructions to effect the surrender of their share certificate(s) in exchange for payment of the Merger Consideration (after giving effect to any reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any). You should not send in your share certificates until you receive the Letter of Transmittal. The Letter of Transmittal and instructions will tell you what to do if you have lost a certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and post a surety bond in a reasonable amount as Parent directs as indemnity against any claim that may be made against Parent or the surviving corporation with respect to that certificate.

The paying agent will promptly pay you your Merger Consideration after you have surrendered your certificates to the paying agent and provided to the paying agent any other items specified by the Letter of Transmittal and instructions. The surrendered certificates will be cancelled upon delivery of the Merger Consideration. Interest will not be paid or accrued in respect of cash payments of Merger Consideration. Parent, Purchaser, the surviving corporation or the paying agent may reduce the amount of any Merger Consideration paid to you by (1) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any.

Pursuant to the terms of the Merger Agreement, any portion of the payment fund that remains undistributed to holders of the certificates for six months after the Effective Time will be delivered to the surviving corporation. Thereafter, holders of Shares outstanding before the Effective Time will thereafter be entitled to look only to the surviving corporation for payment of any claims for Merger Consideration to which they may be entitled (subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any). None of the surviving corporation, Parent, the paying agent or any other person will be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Transfer of Shares.  The Merger Agreement provides that, after the Effective Time, there will be no transfers on Barrier’s share transfer books of Shares outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificate for Shares is presented to the paying agent for transfer, such shares will be cancelled and exchanged for the per share Merger Consideration (subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any).

Treatment of Employee Stock Purchase Plan and Equity Incentive Plans.  Pursuant to the terms of the Merger Agreement, following the earlier to occur of (i) the end of the current purchase interval under Barrier’s employee stock purchase plan and (ii) the Acceptance Time, no additional payroll deductions (or other contributions) shall be made pursuant to Barrier’s employee stock purchase plan. Pursuant to the terms of the Merger Agreement, as of June 23, 2008, no participant in Barrier’s employee stock purchase plan shall be permitted to increase the rate of his or her payroll deduction under the plan above the rate in effect as of June 23, 2008 (or such lesser rate as may be reduced by such participant following June 23, 2008). Pursuant to the terms of the Merger Agreement, the rights of participants in Barrier’s employee stock purchase plan will be determined by treating the earlier of (i) the last business date of the current purchase interval under Barrier’s employee stock purchase plan or (ii) the last business day prior to the Acceptance Time, as the last date of such offering period, and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under Barrier’s employee stock purchase plan. Additionally, each equity compensation plan maintained by Barrier will be terminated as of the Effective Time and holders of any outstanding equity incentive awards will have no further rights under such plans, except as described below.

Treatment of Stock Options.  Immediately prior to the Effective Time, each option to purchase Shares then-outstanding will become fully exercisable and vested immediately prior to the Effective Time. At the Effective Time, each option to purchase Shares will be cancelled and each holder thereof will, in full satisfaction of such option to purchase Shares and in exchange for the surrender to Barrier of any certificate or document evidencing such option to purchase Shares shall receive, within five (5) business days following the Effective Time, from Barrier an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration (i.e., $4.15 per Share in cash, without interest thereon, less (i) any dividends or other distributions declared thereon between June 23, 2008 and the Effective Time and (ii) any applicable federal back-up withholding or other taxes payable by such holder, if any) over the exercise price per Share of such option to purchase Shares multiplied by (y) the number of Shares subject to such option to purchase Shares (with the aggregate amount of such payment rounded up to the nearest whole cent), less any applicable withholding taxes. If the applicable exercise price of any option to purchase Shares equals or exceeds the Merger Consideration, such option to purchase Shares will be cancelled without payment of additional consideration, and all rights with respect to such option to purchase Shares shall terminate as of the Effective Time.

Treatment of Restricted Shares.  Immediately prior to the Acceptance Time, any then-outstanding restricted Shares (the “Restricted Shares”) will become fully vested and all restrictions thereon shall lapse. For the avoidance of doubt, holders of Restricted Shares shall be permitted to tender such Restricted Shares in to the Offer subject to the conditions and in accordance with the terms of the Offer.

Appraisal Rights.  To the extent available under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by a stockholder who (i) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (ii) has submitted a timely demand for appraisal; (iii) continues to hold their Shares through the Effective Time; (iv) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (v) has properly demanded appraisal rights with respect to the Merger and has otherwise not lost their rights to demand appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), in accordance with Section 262 of the DGCL, will not be converted into, or represent the right to receive, the Merger Consideration unless the holder of such Shares fails to perfect, withdraws or otherwise loses his or her appraisal rights. All holders of such Dissenting Shares will be entitled to receive payment of the appraised value of such holders’ Dissenting Shares in accordance with Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or otherwise lose their appraisal rights pursuant to the provisions of the DGCL will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner described above and will no longer be Excluded Shares. If the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to the provisions of the DGCL will cease. Barrier will give Parent and Purchaser the opportunity to participate in and direct all negotiations and proceedings with respect to assertion of appraisal rights. Barrier will not, except with the prior written consent of Parent and Purchaser, make any payment with respect to any demands for payment of fair value for Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

Representations and Warranties

The Merger Agreement contains representations and warranties the parties made to each other. The statements embodied in those representations and warranties were made for purposes of the contract between the parties and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of that contract. Certain representations and warranties were made as of June 23, 2008 (or such other date specified in the Merger Agreement), and may be subject to contractual standards of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. In addition, the representations and warranties are qualified by information in a confidential disclosure letter that the parties have exchanged in connection with signing the Merger Agreement. The disclosure letter does contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Merger Agreement attached to the Schedule TO. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the relevant Section of the disclosure letter. The disclosure letter contains information that has been included in Barrier’s prior public disclosures as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since June 23, 2008 and such changes may or may not be fully reflected in Barrier’s public disclosures. At the Effective Time, the representations and warranties contained in the Merger Agreement are only required to be true and correct subject to the materiality standards contained in the Merger Agreement, which may differ from what may be viewed as material by stockholders. The representations and warranties will not survive consummation of the Merger and cannot be the basis for any claim under the Merger Agreement by any party thereto after consummation of the Merger. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Barrier and the Merger that is contained in this Offer to Purchase as well as in the filings that Barrier makes and has made with the SEC. The representations and warranties contained in the Merger Agreement may or may not have been accurate as of the date they were made and we make no assertion herein that they are accurate as of the date of this Offer to Purchase. However, neither Parent nor Purchaser is currently aware of any specific undisclosed facts that contradict such representations and warranties of Barrier.

In the Merger Agreement, Barrier, Parent and Purchaser each made representations and warranties relating to, among other things:

•	due organization and good standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the Merger Agreement;

•	required regulatory filings and consents and approvals of governmental entities;

•	the absence of conflicts with or defaults under organizational documents of Barrier and its subsidiaries, material contracts and applicable laws; and

•	the accuracy of information supplied for inclusion or incorporation by reference in the Tender Offer Statement on Schedule TO, including this Offer to Purchase and any other ancillary documents related to the Offer, the Schedule 14D-9, the proxy statement and any other document filed with the Secretary of State of the State of Delaware.

Parent and Purchaser also each made representations and warranties relating to:

•	the availability of the funds necessary to perform its obligations under the Merger Agreement;

•	their ownership of Barrier Common Stock; and

•	the operations of Purchaser.

Barrier also made representations and warranties relating to, among other things:

•	due organization, good standing and qualification of Barrier and each of its subsidiaries;

•	capitalization and outstanding options;

•	required stockholder votes and absence of voting agreements;

•	financial statements and documents filed with the SEC;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since December 31, 2007;

•	indebtedness;

•	litigation;

•	material contracts;

•	employee benefit plans and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	labor matters;

•	taxes;

•	environmental liability;

•	title to properties;

•	permits and compliance with applicable laws;

•	intellectual property;

•	compliance with Food and Drug Administration and other applicable rules and regulations;

•	indebtedness;

•	title to assets;

•	insurance;

•	relationships with suppliers, distributors and customers;

•	relations with governments;

•	state takeover statutes;

•	interested party transactions;

•	the opinion of JPMorgan;

•	brokers and finders; and

•	Barrier’s books and records.

Some of Barrier’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “Company Material Adverse Effect” for Barrier is defined to mean any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, (i) is or is reasonably likely to be materially adverse to the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Barrier and its subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect resulting from: (a) changes in general economic market conditions; (b) general changes or developments in the industries in which Barrier and its subsidiaries operate; (c) changes in the price or trading volume of the Shares on the NASDAQ Global Market (provided, however, that any underlying changes, events, occurrences state of facts or developments that caused or contributed to any such change may otherwise be taken into consideration in determining whether a Company Material Adverse Effect has occurred); (d) changes in GAAP; (e) that can be directly attributed to the announcement of the Merger Agreement and the transactions contemplated thereby, including compliance with the covenants set forth therein and the identity of Parent as the acquiror of Barrier, or any action taken or omitted to be taken by Barrier, or any action taken or omitted to be taken by Barrier to be taken by Barrier at the written request or with the prior written consent of Parent or Purchaser; (f) any failure by Barrier to meet revenue or earnings projections, in and of itself (provided that the underlying changes, events, occurrences, states of facts or developments that caused or contributed to such failure to meet published revenue or earnings projections may otherwise be taken into consideration in determining whether a Company Material Adverse Effect has occurred); (g) the reaffirmation by the Federal Drug Administration of the clinical hold on Rambazoletm; or (h) acts of war or terrorism or natural disasters; except, in the case of the foregoing clauses (a), (b), (d) and (h), to the extent such changes or developments referred to therein have a disproportionate impact on Barrier and its subsidiaries, taken as a whole, relative to other industry participants; or (ii) would prevent or materially impair or materially delay the ability of Barrier to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

Conduct of Business Pending the Merger

Barrier is subject to restrictions on its conduct and operations until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms. Pursuant to the terms of the Merger Agreement, Barrier has agreed to, and agreed to cause each of its subsidiaries to, conduct its operations only in the ordinary course of business consistent with past practice and to use all commercially reasonable efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, lenders, distributors, suppliers, manufacturers, regulators and other Persons with whom it has business relationships. Pursuant to the terms of the Merger Agreement, Barrier has also agreed, subject to certain exceptions, that until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, it and its subsidiaries will not take certain actions, including, but not limited to, the following actions, without the prior written consent of Purchaser:

•	making or adopting any changes to its restated certificate of incorporation or bylaws (or the equivalent organizational documents);

•	making, declaring, setting aside, or paying any dividend or distribution on any shares of Barrier’s capital stock or otherwise making any payments to its stockholders in their capacity as such, other than dividends paid by a wholly-owned subsidiary to its parent corporation in the ordinary course of business;

•	adjusting, splitting, combining or reclassifying or otherwise amending the terms of its capital stock;

•	repurchasing, redeeming, purchasing, acquiring, encumbering, pledging, disposing of or otherwise transferring, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offering to do the same;

•	authorizing for issuance, issuing, granting, delivering or selling any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (which term, for purposes of the Merger Agreement, shall be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) (other than pursuant to the exercise of the options to purchase Shares outstanding as of June 23, 2008 in accordance with their terms);

•	entering into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights except in each case as otherwise permitted by the Merger Agreement;

•	registering for sale, resale or other transfer any Shares under the Securities Act of 1933, as amended, on behalf of Barrier or any other person;

•	increasing the salary payable or to become payable to, or making any payment not otherwise due to, any of its past or present directors, officers, employees, or other service providers, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	granting any severance or termination pay to any its past or present directors, officers, employees, or other service providers, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	entering into any new employment, consulting or severance agreement with any of its past or present directors, employees or hiring any new employees, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	establishing, adopting, entering into, amending or taking any action to accelerate rights under any of Barrier’s benefit plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be considered a Barrier benefit plan if it were in existence as of the date of the Merger Agreement, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	contributing any funds to a “rabbi trust” or similar grantor trust, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	changing any actuarial assumptions currently being utilized with respect to Barrier’s benefit plans, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	granting any equity or equity-based awards to any of its past or present directors, officers, employees or other service provides, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	amending, modifying or repricing any outstanding equity or equity-based award, except (A) as required by applicable law or pursuant to the terms of any Barrier benefit plan, or (B) for ordinary increases of no more than 5% of an employee’s annual base salary (that do not apply to Barrier’s officers, directors or key employees) in the ordinary course of business and consistent with Barrier’s past practices;

•	announcing, implementing or effecting any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Barrier or any of Barrier’s subsidiaries other than routine employee terminations;

•	entering into any agreement or arrangement that limits or otherwise restricts Barrier, any of Barrier’s subsidiaries, or upon completion of the Merger and the transactions contemplated by the Merger Agreement, Parent or its subsidiaries, or any successor thereto from engaging or competing in any line of business or in any location;

•	taking any action which would restrict or impair the ability of Parent or Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, Shares acquired or controlled or to be acquired or controlled by Parent or Purchaser;

•	merging or consolidating Barrier or any of its subsidiaries with any person or altering, through merger, liquidation, reorganization, restructuring or in any other fashion, the corporate structure or ownership of any subsidiary of Barrier;

•	selling, leasing, exclusively licensing or abandoning or otherwise disposing of an amount of assets (tangible or intangible) (other than sales of Barrier’s products in the ordinary course of business) or securities, including by merger, consolidation, asset sale or other business combination (including formation of a joint venture);

•	mortgaging or pledging any of its assets (tangible or intangible) or creating, assuming or suffering to exist any new liens thereupon;

•	making any acquisition, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination (including the formation of a joint venture), or making any property transfers or purchases of any property or assets, to or from any person (other than a wholly-owned subsidiary of Barrier);

•	entering into, renewing, extending, amending or terminating any contract that is or would be material to Barrier and its subsidiaries, taken as a whole;

•	incurring, assuming, guaranteeing or prepaying any indebtedness for borrowed money (including the issuance of any debt security);

•	making any loans, advances or capital contributions to, acquisitions of or investments in, any other person, other than loans, advances or capital contributions to or among wholly-owned subsidiaries of Barrier;

•	authorizing or making any capital expenditure, other than capital expenditures that are not, in the aggregate, in excess of $100,000;

•	failing to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

•	changing its financial accounting policies or procedures in effect as of December 31, 2007 in any material respect, other than as required by law or GAAP, or writing up, writing down or writing off the book value of, or otherwise revaluing, any assets of Barrier and its subsidiaries, other than in (i) the ordinary course of business consistent with past practice or (ii) as may be required by law or GAAP;

•	waiving, releasing, assigning, settling or compromising any legal actions other than waivers, releases, assignments, settlements or compromises in the ordinary course of business consistent with past practices that involve only the payment of monetary damages not in excess of $50,000 individually or $250,000 in the aggregate, in any case without the imposition of equitable relief or any restrictions on the business and operations of, on, or the admission of any wrongdoing by Barrier or any of its subsidiaries, other than as specified in the Merger Agreement;

•	adopting a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Barrier or any of its subsidiaries;

•	settling or compromising any tax audit, making or changing any material tax election or filing any material amendment to a tax return, changing any annual tax accounting period or adopting or changing any tax accounting method, entering into any material closing agreement or surrendering any right to claim a refund of taxes;

•	entering into, amending, waiving or terminating (other than terminations in accordance with their terms) any new contracts or arrangements under which Barrier has any existing or future liabilities of the type required to be reported by Barrier pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•	disclosing any of its material trade secrets;

•	taking any actions that would reasonably be expected to have a Company Material Adverse Effect; or

•	agreeing or committing to take any of the foregoing actions.

In addition, each of Parent, Purchaser and Barrier has agreed that it will not, and that it will not permit any of their respective subsidiaries, to take any action that would reasonably be expected to, individually or in the aggregate, result in any Tender Offer Conditions as described in “ — Section 13. Conditions of the Offer” or conditions to the Merger, as described further below under the heading “Conditions to the Merger”, in each case, not to be satisfied or the satisfaction of those conditions to be materially delayed, except, in the case of Barrier, in the event that the board of directors of Barrier withdraws, modifies or amends its recommendation of approval of the Merger pursuant to the terms of the Merger Agreement to the extent permitted by the Merger Agreement.

Solicitation

Pursuant to the terms of the Merger Agreement, from the date of the Merger Agreement until the Effective Time, except as permitted pursuant to the terms of the Merger Agreement, neither Barrier, its subsidiaries nor their respective officers, directors or representatives will, directly or indirectly:

•	initiate, solicit or knowingly encourage (including by way of providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making, announcement, submission or the completion of, a Takeover Proposal (as defined below);

•	participate or engage in any discussions (other than to request clarification (and without providing any information regarding Barrier to any third party) of an unsolicited Takeover Proposal that did not result from a breach of the Merger Agreement to the extent that outside counsel advises that such Takeover Proposal is not sufficiently clear to allow the board of directors of Barrier to determine whether its fiduciary obligations would require it to exercise the rights of Barrier under the Merger Agreement) or negotiations with, or furnish or disclose any non-public information relating to Barrier or any of its subsidiaries to, or otherwise cooperate with, facilitate or assist any person in connection with a Takeover Proposal;

•	withdraw, modify or amend the Company Board Recommendation in any manner adverse to Purchaser;

•	approve, endorse or recommend any Takeover Proposal,

•	enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or similar agreement relating to a Takeover Proposal, except that Barrier may enter into a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to Barrier and no less restrictive than those contained in the confidentiality agreement entered into with Parent; or

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding the aforementioned restrictions, at any time prior to the Acceptance Time, Barrier, provided it has otherwise complied with the terms of the Merger Agreement, is permitted to engage in discussions or negotiations with, and furnish or disclose non-public information relating to Barrier or any of its subsidiaries to, any third party making a written unsolicited Takeover Proposal that did not otherwise result from a breach of the Merger Agreement if, prior to taking such action:

•	the board of directors of Barrier determines in good faith, after receiving the advice of its financial advisors and outside legal counsel, that the Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below);

•	Barrier enters into confidentiality and standstill agreement with such third party that contains confidentiality and standstill provisions that are no less favorable to Barrier and no less restrictive to Barrier than those contained in the confidentiality agreement entered into with Parent;

•	the board of directors of Barrier determines in good faith, after receiving the advice of its outside counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Barrier’s stockholders under applicable law; and

•	with respect to the provision of non-public information, unless prohibited by applicable law, Barrier concurrently discloses such non-public information to Purchaser if such non-public information has not been previously disclosed to Purchaser.

Pursuant to the Merger Agreement, Barrier is obligated to notify Parent promptly (and in any event within forty-eight (48) hours) upon receipt by Barrier, its subsidiaries or their respective representatives of: (i) any Takeover Proposal or indication by any person that it is considering making a Takeover Proposal; (ii) any request for non-public information relating to Barrier or any of its subsidiaries other than requests for information that are in the ordinary course of business consistent with past practices and unrelated to a Takeover Proposal; or (iii) any inquiry or request for discussions or negotiations regarding a Takeover Proposal. In addition, pursuant to the Merger Agreement, Barrier is required to promptly (within forty-eight (48) hours) notify Purchaser of the identity of such person making a Takeover Proposal and provide Purchaser with a copy of such Takeover Proposal, indication, inquiry or request (or where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request), including any modifications thereto. Pursuant to the terms of the Merger Agreement, Barrier is required to keep Purchaser reasonably informed on a current basis (within twenty-four (24) hours of the occurrence of any changes as to material developments, discussions and negotiations with respect to any of the foregoing matters, including furnishing copies of any written proposals and draft documentation and written summaries of any material oral inquiries or discussions) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto, and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions). Without limiting the foregoing, Barrier must promptly (within forty-eight (48) hours) notify Purchaser (orally and in writing) if it determines to provide information to or engage in discussions or negotiations concerning a Takeover Proposal with any third party.

For purposes of the Merger Agreement, the term “Takeover Proposal” means any inquiry, proposal or offer from any person or group other than Parent, Purchaser or their affiliates relating to any direct or indirect acquisition or purchase of a business or division (or more than one of them) that in the aggregate constitutes 15% or more of the net revenues, net income or assets of Barrier and its subsidiaries, taken as a whole, or 15% or more of the equity interest in Barrier (by vote or value), any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the equity interest (by vote or value) in Barrier, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Barrier (or any subsidiary whose business constitutes 15% or more of the net revenues, net income or assets of Barrier and its subsidiaries, taken as a whole).

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide written Takeover Proposal that was unsolicited and did not otherwise result from a breach of Section 6.4 of the Merger Agreement for which financing, to the extent required, is then fully committed and that the board of directors of Barrier determines in good faith (after consultation with its outside financial advisor) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and the other transactions contemplated by the Merger Agreement deemed relevant by the board of directors of Barrier, (ii) the identity of the third party making such Takeover Proposal, (iii) the reasonable likelihood of such proposal to be consummated on the terms so proposed, taking into account all relevant financial, regulatory, legal and other aspects of such proposal, including any conditions, and (iv) the other terms and conditions of such Takeover Proposal) to Barrier stockholders than the Offer and the Merger and the other transactions contemplated by the Merger Agreement (taking into account all of the terms of any proposal by Purchaser to amend or modify the terms of the Offer and the Merger and the other transactions contemplated by this Agreement), except that the reference to “15% or more” in the definition of “Takeover Proposal” is deemed to be a reference to “more than 50%.”

Change in Recommendation; Termination in Connection with a Superior Proposal

Pursuant to the terms of the Merger Agreement, the board of directors of Barrier cannot (i) withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent or Purchaser or recommend or propose publicly to recommend such a Superior Proposal (a “Recommendation Change”) (it being understood and agreed that any change or development relating to any clinical trial of one or more products or product candidates of Barrier or its subsidiaries or any determination by the FDA or any other Governmental Entity (as defined below) relating thereto shall not be a basis for a Recommendation Change) or (ii) terminate the Merger Agreement to enter into, or otherwise authorize the entry into, any agreement in principle, letter of intent, merger agreement, acquisition agreement, option agreement or other similar agreement with respect to a Takeover Proposal (with any such termination to be effective only if in advance of or concurrently with such termination Barrier pays to Parent the termination fee and expense reimbursement to which it is entitled under the Merger Agreement) unless:

•	the board of directors of Barrier has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the stockholders of Barrier under applicable laws;

•	Barrier has given Purchaser prompt written notice advising Purchaser of (A) the decision of the board of directors of Barrier to take such action and (B) the material terms and conditions of any applicable Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents,

•	Barrier has given Parent three (3) business days (or one (1) business day in the event of each subsequent material revision to any applicable Takeover Proposal) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and has negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and

•	at the end of such period, the board of directors of Barrier shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Purchaser, if any, after consultation with outside legal counsel, that (A) in the case of a Recommendation Change, failure to take such action would be inconsistent with its fiduciary obligations to the stockholders of Barrier under applicable laws and (B) in the case of a termination of the Merger Agreement, that such Takeover Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by Purchaser; provided that, in the event the board of directors of Barrier does not make such a determination but thereafter determines to effect such a Recommendation Change or to terminate the Merger Agreement, the procedures as set forth in this Section “Change in Recommendation; Termination in Connection with a Superior Proposal” shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification.

Proxy Statement

If approval of Barrier’s stockholders is required under law in order to consummate the Merger (i.e., consummation other than a short-form merger pursuant to Section 253 of the DGCL), Barrier will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, (i) prepare and file with the SEC Barrier’s proxy statement relating to the Merger and the other transactions contemplated by the Merger Agreement; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and provide copies of such comments to Purchaser promptly upon receipt; (iii) as promptly as reasonably practicable, prepare and file (after Purchaser has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any comments by the SEC or as required by law; (iv) use all reasonable efforts to have cleared by the SEC, and mail to its stockholders as promptly as reasonably practicable, Barrier’s proxy statement and all other customary proxy or other materials for meetings such as the stockholders meeting to be held to consider adoption of the Merger Agreement, (v) to the extent required by applicable law, as promptly as reasonably practicable, prepare, file and distribute to Barrier’s stockholders (in the case of the proxy statement) any supplement or amendment to the proxy statement if any event occurs which requires such action at any time prior to the stockholders meeting to be held to consider adoption of the Merger Agreement; and (vi) otherwise use all reasonable efforts to comply with all requirements of law applicable to Barrier’s stockholders meeting to be held to consider adoption of the Merger Agreement and the Merger. Parent and Purchaser agreed to cooperate with Barrier in connection with the preparation and filing of the proxy statement, including furnishing Barrier, upon request, with any and all information as may be required to be set forth in the proxy statement under the Exchange Act, and Barrier agreed to provide Parent and Purchaser a reasonable opportunity to review and comment on the proxy statement, or any amendments or supplements thereto, prior to filing with the SEC.

The proxy statement will include the Company Board Recommendation unless the board of directors of Barrier has withdrawn, modified or amended the Company Board Recommendation to the extent permitted by the Merger Agreement, as set forth in the Section “Change in Recommendation; Termination in Connection with a Superior Proposal” above.

Stockholders Meeting

If approval of Barrier’s stockholders is required under law in order to consummate the Merger (i.e., in the event that we do not own at least 90% of the outstanding Shares and are thereby able to consummate a short-form pursuant to Section 253 of the DGCL), Barrier will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class (the “Requisite Company Vote”). The written consent of Purchaser will be required to adjourn or postpone the stockholders meeting to be held to consider adoption of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, unless a Recommendation Change permitted by the Merger Agreement (as set forth in the Section “Change in Recommendation; Termination in Connection with a Superior Proposal” above) has occurred, Barrier will use all reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of the Merger Agreement and take all other reasonable action necessary to secure the Requisite Company Vote. Pursuant to the terms of the Merger Agreement, Barrier agreed to take such actions regardless of whether the board of directors of Barrier had approved, endorsed or recommended another Takeover Proposal or has withdrawn, modified or amended the Company Board Recommendation and submit the Merger Agreement for adoption by the stockholders of Barrier at the stockholders meeting to be held to consider adoption of the Merger Agreement. The Merger Agreement provides that each of Parent and Purchaser will vote all Shares acquired in the Offer (or otherwise beneficially owned by them or any of their respective subsidiaries as of the applicable record date) in favor of the adoption of the Merger Agreement at the meeting of stockholders. Pursuant to the terms of the Merger Agreement, Parent has agreed to vote all of the Shares of capital stock of Barrier beneficially owned by it in favor of the adoption of the Merger Agreement in accordance with applicable law. Pursuant to the terms of the Merger Agreement, Parent, Purchaser and Barrier have agreed that, if a short-form merger may be effected in accordance with the Merger Agreement and applicable law, Parent will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable, without a meeting of Barrier stockholders.

Employee Benefits

Parent has agreed that, subject to certain limitations, the employees of Barrier and its subsidiaries who continue employment with the surviving corporation (the “Company Employees”) will be eligible to participate in either, at the sole discretion of Parent, (i) Parent’s employee benefit plans and programs, including any equity incentive plan or (ii) such employee benefit plans and programs of Barrier as are continued by the surviving corporation or any of its subsidiaries, or are assumed by Parent, following the Effective Time. In addition, for the period commencing at the Effective Time and ending at the close of business on December 31, 2008, each Company Employee will be entitled to receive, while employed by Parent, Barrier, or any of Barrier’s subsidiaries, at least the same cash salary or hourly wage rate, and annual cash bonus opportunity as were provided to such Company Employee by Barrier or its subsidiaries (as applicable) prior to the Effective Time.

Parent has agreed to cause any employee benefit plans of the Parent, the surviving corporation or any of its affiliates which the Company Employees are entitled to participate in from and after the Effective Time to take into account for purposes of determining eligibility, vesting and level of benefits under such Parent benefit plans, service by the Company Employees with Barrier or any of its subsidiaries (and any respective predecessors), except to the extent such service credit would result in a duplication of benefits.

Pursuant to the Merger Agreement, Purchaser will fund one million dollars ($1,000,000) to a retention bonus pool which will be used to pay retention bonuses that may be granted to Barrier employees pursuant to the Bengal Acquisition Inc. Retention Bonus Plan (the “Retention Plan”). All Barrier employees (other than executive officers and field employees (including Regional Sales Managers)) are eligible to receive retention bonuses pursuant to the Retention Plan, subject to their continued employment with Barrier through the earlier to occur of (i) the Effective Time and (ii) the date his or her employment is terminated by Barrier without cause. The amount of the retention bonus payable to each eligible Barrier employee will be determined by mutual agreement between Barrier and

Parent and will be paid within 21 days following the Effective Time. The payment of any retention bonus pursuant to the Retention Plan will be contingent upon the closing of the Merger.

Indemnification and Insurance of Barrier’s Directors and Officers

The Merger Agreement provides that, from and after the Effective Time, Parent will cause the surviving corporation to indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable law or the organizational documents of Barrier or any of its subsidiaries, when applicable, and any applicable indemnity agreements or contracts in effect on the date of the Merger Agreement, each of Barrier’s and its subsidiaries’ present or former directors and officers against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for reasonable legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each indemnified party), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation, in which any present or former director or officer of Barrier or any of its subsidiaries is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any of the current or former directors and officers of Barrier or its subsidiaries, in their capacity as such, taken prior to the Effective Time, subject to the surviving corporation’s receipt of an undertaking by such indemnified party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such indemnified party is not entitled to be indemnified under applicable law, provided, however, that the surviving corporation shall not be liable for any settlement effected without the surviving corporation’s prior written consent and shall not be obligated to pay the fees and expenses of more than one counsel for all indemnified parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation.

For the six-year period commencing immediately after the Effective Time, Barrier may, or surviving corporation will, obtain prior to the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate to the directors and officers of Barrier, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however, that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by Barrier for such insurance prior to the date of the Merger Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the surviving corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. The surviving corporation and each of its subsidiaries agreed to include and maintain in effect in their respective certificates of incorporation or bylaws (or similar organizational documents), for a period of six (6) years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, in the aggregate with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of June 23, 2008.

Cooperation of Barrier, Parent and Purchaser

The Merger Agreement provides that, subject to its terms, Barrier, Parent and Purchaser will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Tender Offer Conditions and conditions to the merger (see, respectively, “— Section 13. Conditions of the Offer” and “Conditions to the Merger”) are satisfied and to consummate the transactions contemplated by the Merger Agreement, as described above, as promptly as practicable, including:

•	obtaining all necessary actions or nonactions, waivers, consents and approvals from any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, board, court, tribunal, arbitral body, self-regulated entity or similar body, whether domestic or foreign (each, a “Governmental Entity”) and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity;

•	making, by Parent as soon as practicable and by Barrier within ten (10) calendar days of the date of receipt of Parent’s filing by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated by the Merger Agreement;

•	making, as promptly as practicable, appropriate filings under the competition, trade regulation or merger control laws of any applicable jurisdiction as determined by Parent and Barrier;

•	obtaining all necessary consents and waivers under any and all contracts, leases or permits to which Barrier or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) so as to maintain and preserve the benefits under such contracts, leases or permits following the consummation of the transactions contemplated thereby (including the Offer and the Merger); and

•	obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by the Merger Agreement; provided that, without the prior written consent of Purchaser, Barrier and its subsidiaries may not pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or other obligation, in connection with obtaining such consent, approval or waiver.

The Merger Agreement further provides for cooperation and consultation between Barrier, Parent and Purchaser, subject to certain exceptions, in connection with the making of all filings, notifications and other actions described above. Barrier, Parent and Purchaser agreed under the Merger Agreement to inform each other of material communications from the FTC, Antitrust Division or other Governmental Entity regarding the transactions contemplated by the Merger Agreement and reached certain agreements in respect to cooperation in discussions to resolve any such material communications.

Under the Merger Agreement, neither Parent nor Purchaser is required to, and Barrier may not, without the prior written consent of Purchaser, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order (i) to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change, any portion of the assets or business of Parent, Barrier or any of their respective affiliates, (ii) that is materially adverse to Parent, Barrier or any respective affiliate thereof, in each case taken as a whole, either before or after giving effect to the Offer and the Merger, (iii) that requires any material change in the conduct of business of Parent, Barrier or any of their divisions or subsidiaries as currently conducted relating to a material portion of the revenues or earnings of Parent, Barrier and their respective subsidiaries, (iv) that prohibits or restricts or seeks to prohibit or restrict the ownership or operation by Parent (or any of its affiliates or subsidiaries) of any portion of its or Barrier’s business or assets which is material to the business of all such entities taken as a whole, (v) that imposes or seeks to impose material limitations on the ability of Parent effectively to acquire or to hold or to exercise full rights of ownership of the Shares on all matters properly presented to Barrier’s stockholders, (vi) that imposes or seeks to impose any material limitations on the ability of Parent or any of its respective affiliates or subsidiaries effectively to control in any material respect the business and operations of Barrier and any of its subsidiaries, (vii) that seeks to obtain from Barrier, Parent or Purchaser material damages as a result of the Merger Agreement, (viii) that would be reasonably likely to materially impair the benefits reasonably expected to be derived by Parent from the transactions contemplated by the Merger Agreement, (ix) that would, or would reasonably be likely to, impose any material cost, liability or obligation on Barrier, Parent, Purchaser or any subsidiaries thereof or (x) which otherwise is reasonably likely to have a Company Material Adverse Effect (each of (i) through (x), for purposes of the Merger Agreement, is referred to as a “Burdensome Condition”). The Merger Agreement provides that Barrier will, upon the request of Purchaser, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of Barrier or any of its affiliates, so long as such requirement, condition, understanding, agreement or order is binding on Barrier only in the event that the consummation of the Merger occurs.

Fees and Expenses

Whether or not the Merger is consummated, all expenses incurred by or on the behalf of Barrier, Parent or Purchaser in connection with the Merger, the Offer or the other transactions described above will be paid by the party incurring those expenses, except (a) Barrier will pay all of the expenses incurred in connection with preparing, filing, printing and mailing the offer documents and the Barrier proxy statement and (b) as otherwise described in “Termination Fees and Expenses” below.

Director Resignations

Pursuant to the terms of the Merger Agreement, Barrier has agreed to use commercially reasonable efforts to cause to be delivered to Parent, at the closing of the Merger, written evidence reasonably satisfactory to Parent of the resignation of all directors of Barrier and each of Barrier’s subsidiaries, to be effective at the Effective Time (subject to the provisions described above under “Directors”).

Repayment of Credit Agreement

Pursuant to the terms of the Merger Agreement, Barrier agreed to cause all amounts outstanding under the credit and security agreement, dated as of June 29, 2006 (the “Credit Agreement”), between Barrier and GE Healthcare Financial Services (f/k/a Merrill Lynch Capital), as lender and agent, as amended to be repaid in full immediately prior to the Acceptance Time and to cause any and all liens in respect of the Credit Agreement to be released prior to the Effective Time.

Conditions to the Merger

The obligations of the parties to complete the Merger are subject to the satisfaction at or prior to the Effective Time of the following mutual conditions:

•	if required by law, the Merger Agreement and Merger must have been approved by the holders of a majority of the voting power of the Shares entitled to vote thereon, voting together as a single class;

•	the waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) will have expired or been terminated;

•	all required approvals or consents required to be obtained from any Governmental Entity, the failure of which to be obtained, individually or in the aggregate, would have a Company Material Adverse Effect, have been obtained;

•	no Governmental Entity will have enacted, issued, promulgated, enforced or entered any laws or orders (whether temporary, preliminary or permanent) that enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•	Purchaser has accepted for payment and paid for Shares validly tendered and not withdrawn pursuant to the Offer.

Conditions to the Offer

For a description of the conditions to the Offer, see “ — Section 13. Conditions of the Offer.”

Termination of the Merger Agreement

Termination by Mutual Consent.  The Merger Agreement may be terminated and the Offer may be abandoned by mutual written consent of Purchaser and Barrier at any time prior to the Acceptance Time.

Termination by Either Purchaser or Barrier.  The Merger Agreement may be terminated by either Purchaser or Barrier at any time prior to the Acceptance Time:

(i) if, on or before September 21, 2008, Parent or Purchaser has not accepted for payment any Shares pursuant to the Offer; provided, however, that in the event that (A) the condition that the waiting period applicable to the consummation of the Offer under the HSR Act (or any extension thereof) has expired or been terminated and the condition has not been satisfied or waived prior to such date or (B) the condition that all other approvals or consents required to be obtained from any Governmental Entity, the failure of which to be obtained, individually or in the aggregate, would have a Company Material Adverse Effect have been obtained, has not been satisfied or waived prior to such date, and all of the other conditions to the Offer (see “ — Section 13. Conditions of the Offer”) have been satisfied or waived prior to such date, then the parties will not be able to exercise this termination right until December 20, 2008; provided, further, that this right to terminate the Merger Agreement will not be available to any party whose breach of any covenant or obligation under the Merger Agreement is the principal cause of, or results in, (x) the failure of any of the conditions to the Offer (see “ — Section 13. Conditions of the Offer”) to be satisfied on or before either September 21, 2008 or December 20, 2008, as applicable, or (y) the expiration or termination of the Offer in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer;

(ii) if (A) the Offer expires or is terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer and (B) Barrier no longer has the right to cause an extension of the Offer under the terms of the Merger Agreement; provided, however, that this right to terminate the Merger Agreement will not be available to any party to the Merger Agreement whose breach of any covenant or obligation under the Merger Agreement is a principal cause of, or results in, (x) the failure of any of the conditions to the Offer (See “ — Section 13. Conditions of the Offer”) to be satisfied on or before either September 21, 2008 or December 20, 2008, as applicable, or (y) the expiration or termination of the Offer in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer;

(iii) if any law prohibits consummation of the Offer or the Merger or if any final and nonappealable order, judgment, injunction, award, decree or writ enjoins or otherwise prohibits consummation of the Offer or the Merger.

Termination by Purchaser.  The Merger Agreement may be terminated and the Offer may be abandoned by Purchaser at any time prior to the Acceptance Time:

(i) if (i) the board of directors of Barrier effects a Recommendation Change (see “Change in Recommendation; Termination in Connection with a Superior Proposal”); (ii) the board of directors of Barrier fails to reconfirm the Company Board Recommendation within ten (10) business days after a written request by Parent to do so; (iii) Barrier enters into a definitive agreement with respect to any Takeover Proposal other than the Offer and the Merger or (iv) Barrier or Barrier’s board of directors resolves or announces its intention to do any of the foregoing;

(ii) if Barrier materially breaches its obligations under the section of the Merger Agreement described above in the section “Solicitation,” or the board of directors of Barrier or any committee thereof resolves to do the foregoing;

(iii) in the event of a breach on the part of Barrier of any covenant or agreement in the Merger Agreement (other than material breaches by Barrier of its obligations under the section of the Merger Agreement described above in the section “Solicitation” or a resolution of the board of directors of Barrier or any committee thereof to do the foregoing) or if any representation or warranty of Barrier set forth in the Merger Agreement is inaccurate, either when made or as of any scheduled expiration date of the Offer (as if made on such scheduled expiration date), but in either case only to the extent that such breach or inaccuracy would be reasonably expected to cause one of the conditions of the Offer set forth in paragraphs (c) and (d) of “ — Section 13. Conditions of the Offer” below to not be satisfied as of the Expiration Date (after giving effect to any extensions to the Offer exercised in accordance with the Merger Agreement); provided, however, that for purposes of determining the accuracy of such representations and warranties as of the date of the Merger Agreement or as of any scheduled expiration date of the Offer, all references to “materiality” or “Company Material Adverse Effect” or “Knowledge of the Company” contained in such representations or warranties shall be disregarded; provided, further, that notwithstanding the foregoing, in the event that such breach of covenant by Barrier is or such inaccuracies in the representations and warranties of Barrier are, curable by Barrier through the exercise of commercially reasonable efforts, then Parent will not be permitted to terminate the Merger Agreement pursuant to this right until the earlier to occur of (1) the expiration of a thirty (30) day period after delivery of written notice from Parent to Barrier of such breach or inaccuracy, as applicable, or (2) the ceasing by Barrier to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent and Purchaser may not terminate this Agreement pursuant to this termination right if such breach or inaccuracy by Barrier is cured within such thirty (30) day period); or

(iv) if a Company Material Adverse Effect occurs and is continuing and has not been cured by Barrier within thirty (30) days after Barrier’s receipt of written notice of the occurrence of such event from Parent or Purchaser.

Termination by Barrier.  The Merger Agreement may be terminated by Barrier at any time prior to the Acceptance Time:

(i) in the event (A) of a breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement or (B) that any of the representations and warranties of Parent or Purchaser set forth in the Merger Agreement shall have been inaccurate when made or become inaccurate as of any scheduled expiration date of the Offer (as of made on such scheduled expiration date), but in either case only to the extent that such breach or inaccuracy would reasonably be expected to prevent or materially impair or materially delay the ability of Parent and Purchaser to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby, provided, however, that, for the purposes of determining the accuracy of such representations and warranties as of the date of the Merger Agreement or as of any scheduled expiration date of the Offer, all references to “materiality” or “Acquirer Material Adverse Effect” in such representations or warranties shall be disregarded, provided further, that notwithstanding the foregoing, in the event that such breach of covenant by Parent or Purchaser is, or such inaccuracies in the representations and warranties of Parent or Purchaser are, curable by Parent or Purchaser through the exercise of commercially reasonable efforts, then Barrier will not be permitted to terminate the Merger Agreement pursuant to this termination right until the earlier to occur of (1) the expiration of a thirty (30) day period after delivery of written notice from Barrier to Parent of such breach or inaccuracy, as applicable, or (2) Parent or Purchaser ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Barrier may not terminate the Merger Agreement pursuant to this termination right if such breach or inaccuracy by Parent or Purchaser is cured within such thirty (30) day period); or

(ii) after compliance with the requirements of the Merger Agreement for termination in respect of a Takeover Proposal (as set forth in “Change in Recommendation; Termination in Connection with a Superior Proposal” above), provided that Barrier agreed not to terminate the Merger Agreement pursuant to such termination right, and any purported termination pursuant to this termination right will be void and of no force or effect, unless in advance of or concurrently with such termination Barrier pays to Parent the applicable termination fee and expenses of Purchaser pursuant to the terms of the Merger Agreement.

Termination Fees and Expenses

Pursuant to the terms of the Merger Agreement, Barrier has agreed to pay, or cause to be paid, to Purchaser or to accounts designated by Purchaser in writing by wire transfer of immediately available funds an amount equal to $4,500,000 (the “Termination Fee”), plus any of the Purchaser’s Expenses (as defined below) not previously paid:

•	if the Merger Agreement is terminated by Purchaser pursuant to the reason set forth in paragraph (i) set forth in “— Termination of the Merger Agreement; Termination by Purchaser” above, by wire transfer of same day funds to an account designated by Parent within two business days after such termination;

•	if (a) a Takeover Proposal (or the intention of any person to make one), whether or not conditional, has been made known to or proposed to Barrier or otherwise publicly announced or disclosed, (b) the Merger Agreement is terminated by either Purchaser or Barrier pursuant to the reason set forth in paragraph (i) set forth in “— Termination of the Merger Agreement; Termination by Either Purchaser or Barrier” above, or by Purchaser pursuant to the reasons set forth in paragraph (ii) or (iii) set forth in “— Termination of the Merger Agreement; Termination by Purchaser” above and (c) within 12 months following the date of such termination, Barrier enters into a contract providing for the implementation of any Takeover Proposal (with, for purposes this clause (c) only, references in the definition of the term “Takeover Proposal” to the figure “15%” deemed to be replaced by the figure “50%”) or consummated any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (a)), in which event payment will be made on or prior to the date on which Barrier enters into such contract or consummates such Takeover Proposal, as applicable; or

•	if the Merger Agreement is terminated by Barrier pursuant to the reasons set forth in paragraph (ii) set forth in “— Termination of the Merger Agreement; Termination by Barrier” above.

In the event that the Merger Agreement is terminated by Purchaser pursuant to the reason set forth in paragraph (i) set forth in “— Termination of the Merger Agreement; Termination by Either Purchaser or Barrier” above, or by Purchaser pursuant to the reasons set forth in paragraph (ii) or (iii) set forth in “— Termination of the Merger Agreement; Termination by Purchaser” above and, prior to such termination of the Merger Agreement, a Takeover Proposal (or the intention of any person to make one), whether or not conditional, has been made known to or proposed to Barrier or otherwise publicly announced or disclosed but the Termination Fee (or any portion thereof) has not been paid and is not payable because Barrier has not entered into a contract providing for the implementation of any Takeover Proposal (with references in the definition of the term “Takeover Proposal” to the figure “15%” deemed to be replaced by the figure “50%”) or consummated any Takeover Proposal, then Barrier will pay at the direction of Purchaser as promptly as possible (but in any event within two business days) following receipt of an invoice therefor all of Purchaser’s actual and reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by Purchaser and their respective affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement up to a maximum amount equal to $1,200,000 (the “Purchaser Expenses”); provided, that the existence of circumstances which could require the Termination Fee to become subsequently payable by Barrier will not relieve Barrier of its obligations to pay the Purchaser Expenses; and provided, further that the payment by Barrier of Purchaser Expenses will not relieve Barrier of any subsequent obligation to pay the Termination Fee.

Amendment

Subject to the provisions of applicable law, the parties may amend the Merger Agreement at any time prior to the consummation of the Merger, whether before or after stockholder approval, by written agreement among each of Parent, Purchaser and Barrier; provided that no amendment that requires further stockholder approval under applicable laws after Barrier’s stockholders have approved the Merger Agreement will be made without such required further approval. Following the election or appointment of Parent or Purchaser’s designees as described above in “— The Offer; Directors”, and prior to the Effective Time, any amendment or termination of the Merger Agreement approved by Barrier, extension for the performance or waiver of the obligations of Parent or Purchaser or waiver of Barrier’s rights under the Merger Agreement shall be subject to the approval of Independent Directors contemplated by, but only to the extent required by, the terms of the Merger Agreement.

Specific Performance; Jurisdiction

Pursuant to the terms of the Merger Agreement, Parent, Purchaser and Barrier have agreed that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy at law or in equity, in each case in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The Merger Agreement provides that, prior to the termination of the Merger Agreement in accordance with its terms, in the event of a breach or threatened breach of the Merger Agreement, the other parties to the merger agreement will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Chancery Court of the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each party irrevocably waived any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions of the Merger Agreement or injunctive relief in any action brought therefor by any other party to the Merger Agreement.

Effects of Inability to Consummate the Merger

Following the Acceptance Time, Parent, which owns 100% of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Parent subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, Barrier has agreed to take all actions necessary pursuant to Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Barrier to consist of persons designated by Parent (see “Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Barrier, Parent indirectly will be able to influence decisions of the board of directors of Barrier and the decisions of Purchaser as a stockholder of Barrier. This concentration of influence in one stockholder may adversely affect the market value of the Shares. Additionally, if requested by Parent and permitted by the NASDAQ Marketplace Rules, promptly after the Acceptance Time, Barrier agreed to take all action necessary to elect to be treated as a “controlled company” as defined by the NASDAQ Marketplace Rules and to make all necessary filings and disclosures associated with such status.

Following the Acceptance Time and until the Merger is consummated, stockholders of Barrier, other than those affiliated with Parent, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Parent entered into tender and support agreements (each a “Stockholder Support Agreement” and, collectively, the “Stockholder Support Agreements”) with Geert Cauwenbergh, Ph.D. and JPMP Capital Corp. and its affiliates, pursuant to which, as of June 23, 2008, such stockholders have agreed, among other things, to (a) tender, within ten (10) business days from the date hereof, all Shares beneficially owned by them (whether currently held or later acquired) in the Offer and not to withdraw such Shares unless the Offer is or the Stockholder Support Agreements are terminated and (b) vote such Shares (i) in favor of approval of the Merger Agreement and each of the transactions contemplated thereby, (ii) against any action or agreement submitted for approval of the stockholders of Barrier that Parent has notified such stockholders in advance that such proposed action is or would reasonably be expected to result in any of the conditions to the obligations of Barrier under the Merger Agreement or of the stockholders party to the Stockholder Support Agreements, (iii) against any action, agreement or transaction submitted for approval to the stockholders of Barrier that would reasonably be expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the timely consummation of the Offer or the Merger, and (iv) against any other action, agreement or transaction submitted for approval to the stockholders of Barrier that would constitute a competing Takeover Proposal (as defined below) unless such Stockholder Support Agreement is otherwise terminated. Based on information provided by Barrier in the Merger Agreement and the stockholders who are a party to the Stockholder Support Agreements, an aggregate of approximately 9.3% of the outstanding Shares as of June 16, 2008, are subject to the Stockholder Support Agreements.

The Confidentiality and Standstill Agreement

In connection with the process leading to the execution of the Merger Agreement, Barrier and Parent entered into a Confidentiality and Standstill Agreement dated as of April 24, 2008 (the “Confidentiality and Standstill Agreement”). Pursuant to the Confidentiality and Standstill Agreement, as a condition to being furnished confidential information by Barrier, Parent agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between Barrier and Parent. In addition, pursuant to the terms of the Confidentiality and Standstill Agreement, Parent and Barrier agreed that, except as otherwise provided in a definitive agreement executed at some future time between Barrier and Parent in connection with a potential transaction, as of the date thereof and for period of six (6) months from the date on which Barrier and Parent terminate discussions concerning a potential transaction, neither Parent nor Barrier would directly or indirectly solicit (including initiate discussions with) for hire any of the officers or employees of the other party (other than persons who are no longer officers or employees of Barrier or Parent, as the case may be, at the time such discussions are initiated); provided that, Barrier and Parent would be permitted to solicit, hire or employ any person (i) who responds to general solicitation or advertisement that is not directed to employees of Barrier or Parent (including response to general advertisements) or (ii) any person who Barrier or Parent first solicit or enter into discussions with after termination of their employment with Barrier or Parent, as the case may be.

In addition, pursuant to the terms of the Confidentiality and Standstill Agreement, Parent agreed that, as of the date thereof and for a period of six (6) months from the date the parties terminate discussions concerning a potential transaction, Parent would not (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, to cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, directly or indirectly, (i) to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Barrier or assets of Barrier; (ii) any tender or exchange offer, merger or other business combination involving Barrier; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Barrier; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Barrier; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) or otherwise act, alone or in concert with others, to seek to control or influence the management, the board of directors of Barrier or policies of Barrier; (c) take any action which might force Barrier to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The foregoing summary of the Confidentiality and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality and Standstill Agreement which is Exhibit (d)(1)(C) to this Schedule and is incorporated herein by reference.

12.	Source and Amount of Funds

The Offer is not conditioned upon any financing arrangements. Parent and Purchaser estimate that approximately $150,000,000 in the aggregate will be necessary (i) to purchase Shares tendered pursuant to the Offer, (ii) to purchase Shares converted in the Merger, (iii) to cash out all options to purchase Shares cancelled in the Merger and (iv) to pay certain expenses related to the Offer and the Merger. Purchaser will obtain sufficient funds to consummate the purchase of Shares in the Offer and the Merger and other transactions described above by means of a capital contribution from Parent. As of the date of this Offer to Purchaser, Parent has sufficient cash on hand to consummate the transactions described above. Consummation of the Offer is not subject to any financing conditions.

Purchaser does not think its financial condition is relevant to the stockholders’ decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if the Offer is consummated, Purchaser expects to acquire any Shares not tendered in the Offer for the same cash price in the Merger, which also will not be subject to any financing condition;

•	Purchaser, through contributions from Parent, will have sufficient funds immediately available to purchase all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, to purchase Shares converted in the Merger, to cash out all options to purchase Shares cancelled in the Merger and (pay certain expenses related to the Offer and the Merger.

13.	Conditions of the Offer

Neither Parent nor Purchaser will be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Parent’s or Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (A) the Minimum Tender Condition has been satisfied and (B)(i) the waiting period applicable to the consummation of the Offer under the HSR Act (or any extension thereof) will have expired or been terminated; and (ii) all other approvals or consents required to be obtained from any Governmental Entity the failure of which to be obtained, individually or in the aggregate, would have a Company Material Adverse Effect, have been obtained.

Neither Parent nor Purchaser will be required to commence the Offer or accept for payment or, subject as aforesaid, to pay for, and may delay the acceptance for payment of, any Shares tendered pursuant to the Offer if, at any time on or after the date of the Merger Agreement (unless cured as contemplated by the terms of the Merger Agreement) and before the expiration or termination of the Offer, any of the following conditions exists:

(a) there has been an injunction or other order, decree, judgment or ruling issued by a Governmental Entity of competent jurisdiction or a statute, rule, regulation, executive order or other action enacted, promulgated or taken by a Governmental Entity which:

•	restrains or prohibits or seeks to restrain or prohibit the making or consummation of the Offer or the consummation of the Merger or the performance of the other transactions contemplated by the Merger Agreement; or

•	imposes a Burdensome Condition; or

(b) since the date of the Merger Agreement there has occurred or been discovered any event, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or

(c) (i) the representations and warranties of Barrier contained in the Merger Agreement are not true and correct at such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in each case except where the failure of any such representations and warranties to be so true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “materiality” or “Company Material Adverse Effect” or “Knowledge of the Company”) would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, or (ii) the representations and warranties of Barrier with respect to its corporate authority, enforceability of the Merger Agreement, capitalization, cash on hand, indebtedness and required votes are not true and correct in all respects at such time (except, in the case of the representation and warranties with respect to capitalization, such inaccuracies as are de minimis in the aggregate); or

(d) Barrier will have failed to perform in all material respects all obligations, or failed to comply in all material respects with the agreements and covenants, required to be performed by or complied with by it pursuant to the Merger Agreement; or

(e) the Merger Agreement shall have been terminated in accordance with its terms; or

(f) Barrier will have failed to deliver to Parent a certificate executed on behalf of Barrier by the chief executive officer and chief financial officer of Barrier certifying that certain of the events described in sections (b), (c), and (d) above have not occurred.

The above conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement as discussed above. The above conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions set forth in the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right may be deemed an ongoing right that may be asserted by Parent or Purchaser at any time and from time to time.

14.	Dividends and Distributions

As discussed in “— Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters” above, the Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Barrier will not, and will not permit any of its subsidiaries to, without the prior approval of Parent, (i) make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such (except for dividends paid by a wholly-owned subsidiary to Barrier in the ordinary course of business); (ii) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock; (iii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offer to do the same (other than the acquisition of any of Barrier’s common shares tendered by current or former employees or directors in connection with the exercise of options to purchase Shares); (iv) authorize for issuance, issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (which term, for purposes of the Merger Agreement, shall be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights) (other than pursuant to the exercise of options to purchase shares of Barrier common stock outstanding as of the date of the Merger Agreement in accordance with their terms as of the date of the Merger Agreement); (v) enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under the terms of the Merger Agreement, or (vi) register for sale, resale or other transfer any shares of Barrier common stock under the Securities Act on behalf of Barrier or any other person.

If, during the period from June 23, 2008 to the Acceptance Time, Barrier should declare or pay any dividend or other distributions to the stockholders of Barrier that is paid, payable or distributable to the stockholders of record during such period, and on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on Barrier’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudices to the rights of Parent and Purchaser under the Offer, (i) the Offer Price payable by the Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) be exercised for benefit of Purchaser at Purchaser’s direction, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as Parent and Purchaser determine in their sole discretion.

15.	Certain Regulatory and Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, we are not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action would be sought or taken. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to Barrier’s business or that certain parts of Barrier’s business might not have to be disposed of if any such approvals were not obtained or other action taken. Any approvals or other actions are subject to the terms and conditions of the Merger Agreement, as discussed above in “Section 11. Purpose of the Offer and Plans for Barrier; Merger Agreement and Other Matters -Cooperation of Barrier, Parent and Purchaser.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the Acceptance Time could be extended by court order or with the consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50 percent of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Barrier. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Barrier or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  We do not believe that any foreign regulatory approvals are required or desired in connection with the consummation of the Offer or the Merger.

Stockholder Approval.  Barrier has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Barrier and the consummation by Barrier of the Merger and the other transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Barrier are necessary to authorize the Merger Agreement or to consummate the transactions contemplated therein, other than, to the extent required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote in accordance with the DGCL (the “Requisite Stockholder Vote”). At a meeting duly called and held, the board of directors of Barrier approved the matters contemplated by the Merger Agreement, including the Offer and the Merger. As described below, if, as a result of the Offer or otherwise, Purchaser owns 90% or more of the outstanding Shares on a fully diluted basis, the Requisite Stockholder Vote will not be required pursuant to Section 253 of the DGCL and Parent and Purchaser will be able to effect the Merger without the affirmative vote of the stockholders of Barrier.

Short-Form Merger.  Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, we directly or indirectly own at least 90% of the Shares, we could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) are obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Barrier under the DGCL. Pursuant to the Merger Agreement, in the event that, following completion of the Offer, we own at least 90% of the outstanding Shares on a fully diluted basis, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Barrier will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of Barrier’s stockholders, in accordance with Section 253 of the DGCL.

State Takeover Laws.  Barrier is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Assuming the that (i) neither Parent nor Purchaser owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire any Shares except as provided in the Merger Agreement, and (ii) Parent and its affiliates do not, collectively, own (directly or indirectly, beneficially or of record) more than 14.9% of the outstanding Shares and do not, collectively, hold any rights to acquire in the aggregate more than 14.9% of the outstanding Shares except pursuant to the Merger Agreement, the board of directors of Barrier has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement, the Stockholder

Support Agreements, the Merger and the other transactions contemplated by the Merger Agreement. On June 22, 2008, prior to the execution of the Merger Agreement, the board of directors of Barrier duly (i) determined that it is in the best interests of the Barrier and its stockholders, and declared it advisable, to enter into the Merger Agreement with Parent and Purchaser, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option and the issuance of Common Stock upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Barrier, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See “— Section 13. Conditions of the Offer.”

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, each stockholder of Shares who (i) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (ii) has submitted a timely demand for appraisal; (iii) continues to hold their Shares through the Effective Time; (iv) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Section 262 of Delaware law; and (v) has properly demanded appraisal rights with respect to the Merger and has not otherwise withdrawn or lost their rights to demand appraisal rights under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such stockholder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the consummation of the Merger and the date of payment and will be compounded quarterly.

In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the Merger Consideration.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

The foregoing summary of the appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder who asserts appraisal rights with respect to its Shares under the DGCL effectively withdraws or otherwise loses for any reason (including failure to perfect) his or her appraisal rights, then as of the Effective Time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will be automatically cancelled and converted into, and represent only the right to receive, the Merger Consideration, without interest, less any required withholding taxes, if any. A stockholder may withdraw a demand for appraisal by delivering to Barrier a written withdrawal of the demand for appraisal and acceptance of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Litigation.  Purchaser is not aware of any pending legal proceeding relating to the Offer.

16.	Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies upon request for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other Laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Purchaser and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “— Section 8. Certain Information Concerning Barrier” under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Barrier or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SOLICITATION OF PROXIES

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF BARRIER’S STOCKHOLDERS. ANY SOLICITATION WHICH THE PURCHASER OR ANY OF ITS AFFILIATES MIGHT SEEK WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

Bengal Acquisition Inc.

July 8, 2008

ANNEX A

Information Relating to Purchaser, Parent and Certain Related Persons

Directors, Executive Officers and Control Persons

The name, present principal occupation or employment and employment history for the past five years of each director, executive officer and control person of Purchaser and Parent are set forth below.

Unless otherwise indicated, each of the following persons (i) was not convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (ii) was not a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws and (iii) is a citizen of the United States.

Purchaser

Bengal Acquisition Inc. is a Delaware corporation and a wholly-owned direct subsidiary of Parent. The current business address of Purchaser and each person listed below is Bengal Acquisition Inc., c/o Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134 and telephone number (305) 443-3800.

Charles W. Stiefel — Director and President.  Mr. Stiefel has served as a director of Purchaser since June 18, 2008 and president of Purchaser since June 19, 2008. Mr. Stiefel has served as a director of Parent since August 26, 1975. Since March 1, 2008, Mr. Stiefel has been the Chief Executive Officer of Parent. Prior to March 1, 2008, Mr. Stiefel was President and Chief Executive Officer of Parent. Mr. Stiefel was first employed by Parent in 1982.

Michael T. Cornelius — Director and Treasurer.  Mr. Cornelius has served as a director of Purchaser since June 18, 2008 and treasurer of Purchaser since June 19, 2008. Mr. Cornelius has been the Senior Vice President and Chief Financial Officer of Parent since April 2005. From April 2003 to April 2005, Mr. Cornelius was the Chief Financial Officer of the International Division of Parent. Mr. Cornelius joined Parent in 1999.

Brent D. Stiefel — Director.  Mr. Stiefel has served as a director of the Purchaser since June 18, 2008. Mr. Stiefel has served as a director of Parent since August 30, 2002. Mr. Stiefel has been the Chief of Pharmaceutical Operations of Parent since July 2008. From April 2008 to June 2008, Mr. Stiefel was the Executive Vice President, Products and Development of Parent. From April 2007 to April 2008, Mr. Stiefel was the Executive Vice President, Global Corporate Development and Product Portfolio of Parent. From July 2005 to April 2007, Mr. Stiefel was Vice President, Global Corporate Development of Parent. From July 2003 to July 2005, Mr. Stiefel was the Executive Director, Global Development of Parent. Mr. Stiefel joined Parent in 2000.

Todd R. Stiefel — Vice President.  Mr. Stiefel has served as a vice president of the Purchaser since June 19, 2008. Mr. Stiefel has served as a director of Parent since August 30, 2002. Mr. Stiefel has been the Chief Strategy Officer of Parent since July 2008. From April 2007 to June 2008, Mr. Stiefel was the Executive Vice President, Global Strategy of Parent. From July 2005 to March 2007, Mr. Stiefel was the Vice President, Global Strategy of Parent. From June 1, 2002 to July 15, 2005, Mr. Stiefel was Director, Strategic Planning of Parent. Mr. Stiefel joined Parent in 1995.

Devin G. Buckley — Secretary.  Mr. Buckley has served as secretary of the Purchaser since June 19, 2008. Mr. Buckley has been the Senior Vice President and General Counsel of Parent since April 2008. From 2001 to March 2008, Mr. Buckley was Vice President and General Counsel of Parent. Mr. Buckley joined Parent in 1997.

Robin P. Vandekreeke — Assistant Treasurer.  Mr. Vandekreeke has served as assistant treasurer of the Purchaser since June 19, 2008. Mr. Vandekreeke has been the Vice President, Global Treasury and Financial Planning of Parent since December 2006. From January 2001 to December 2006, Mr. Vandekreeke was Director of Finance - Latin America for Johnson & Johnson in Miami, Florida.

Parent

Stiefel Laboratories, Inc. is a Delaware corporation. The current business address of Parent and each person listed below is Stiefel Laboratories, Inc., 255 Alhambra Circle, Coral Gables, Florida 33134 and telephone number (305) 443-3800.

Charles W. Stiefel — Chairman of the Board and Chief Executive Officer.  Mr. Stiefel has served as a director of Parent since August 26, 1975 and is the Chairman of the board of directors of Parent. Mr. Stiefel has been the Chief Executive Officer of Parent since March 1, 2008 and was the President and Chief Executive Officer of Parent in each of the preceding five years. Mr. Stiefel was first employed by Parent in 1982.

Richard J. MacKay — Vice Chairman of the Board.  Mr. MacKay has served as a director of Parent since August 20, 2003 and as vice chairman of the board of directors since 2007. Mr. MacKay has been the President of Stiefel Canada Inc. since 1976. Mr. MacKay is a citizen of Canada.

William Humphries — Director and President.  Mr. Humphries has served as a director of Parent since August 22, 2006. Mr. Humphries has been the President of Parent since March 1, 2008. From December 2006 to February 2008, Mr. Humphries was the Chief Commercial Officer of Parent. From May 2004 to November 2006, Mr. Humphries was Vice President, Commercial Operations of Parent. Prior to joining Parent in May 2004, Mr. Humphries was Vice President of Sales and Marketing at Allergan Pharmaceuticals.

Brent D. Stiefel — Director and Chief of Pharmaceutical Operations.  Mr. Stiefel has served as a director of Parent since August 30, 2002. Mr. Stiefel has been the Chief of Pharmaceutical Operations of Parent since July 2008. From April 2008 to June 2008, Mr. Stiefel was the Executive Vice President, Products and Development of Parent. From April 2007 to April 2008, Mr. Stiefel was the Executive Vice President, Global Corporate Development and Product Portfolio of Parent. From July 2005 to April 2007, Mr. Stiefel was Vice President, Global Corporate Development of Parent. From July 2003 to July 2005, Mr. Stiefel was the Executive Director, Global Development of Parent. Mr. Stiefel joined Parent in 2000.

Todd R. Stiefel — Director and Chief Strategy Officer.  Mr. Stiefel has served as a director of Parent since August 30, 2002. Mr. Stiefel has been the Chief Strategy Officer of Parent since July 2008. From April 2007 to June 2008, Mr. Stiefel was the Executive Vice President, Global Strategy of Parent. From July 2005 to March 2007, Mr. Stiefel was the Vice President, Global Strategy of Parent. From June 1, 2002 to July 15, 2005, Mr. Stiefel was Director, Strategic Planning of Parent. Mr. Stiefel joined Parent in 1995.

Gabriel McGlynn — Director.  Mr. McGlynn has served a director of Parent since August 20, 2003. Mr. McGlynn has been the Senior Vice President, Eurasia of Stiefel Laboratories (UK) Limited since December 2006. From 1993 to December 2006, Mr. McGlynn was the Vice President, EMEA of Stiefel Laboratories (UK) Limited. Mr. McGlynn joined Parent in 1976. Mr. McGlynn is a citizen of Ireland.

Jeff Thompson — Director.  Mr. Thompson has served as director of Parent since August 6, 2007. Mr. Thompson has been Operating Partner of the Healthcare Products Group of HealthEdge Investment Partners, LLC and Chairman and Chief Executive Officer of Advanced Bio-Technologies, Inc. since May 2008. From May 2006 to May 2008, Mr. Thompson was Chief Operating Officer of Parent. From May 2003 to April 2006, Mr. Thompson was President of Glades Pharmaceuticals, LLC.

Catherine M. Stiefel— Director.  Ms. Stiefel has served as a director of Parent since December 13, 2006. Ms. Stiefel is a certified public accountant (retired). Ms. Stiefel was the Assistant Controller of Petco Animal Supplies, Inc., located in San Diego, California, from July 2006 to January 2007. From June 2001 to May 2006, Ms. Stiefel was Vice President and Director of Acquisition Accounting at Science Applications International Corporation, located in San Diego, California.

Anjan Mukherjee — Director.  Mr. Mukherjee has served as a director of Parent since July 1, 2008. Mr. Mukherjee has been a Managing Director of The Blackstone Group in each of the preceding five years.

Devin G. Buckley — Senior Vice President and General Counsel.  Mr. Buckley has been the Senior Vice President and General Counsel of Parent since April 2008. From 2001 to March 2008, Mr. Buckley was Vice President and General Counsel of Parent. Mr. Buckley joined Parent in 1997.

Michael T. Cornelius — Senior Vice President and Chief Financial Officer.  Mr. Cornelius has been the Senior Vice President and Chief Financial Officer of Parent since April 2005. From April 2003 to April 2005, Mr. Cornelius was the Chief Financial Officer of the International Division of Parent. Mr. Cornelius joined Parent in 1999.

Gavin R. Corcoran, M.D. — Chief Scientific Officer.  Mr. Corcoran has been Chief Scientific Officer of Parent since June 2005. From July 2004 to June 2005 Mr. Corcoran was Director, Global Regulatory Affairs of Amgen, Inc. From March 2002 to July 2004, Mr. Corcoran was Group Director, Anti-infectives Clinical Research for Schering-Plough Research Institute located in Kenilworth, New Jersey. Mr. Corcoran is a citizen of the United States and South Africa.

Stephen B. Karasick — Senior Vice President, People and Technology.  Mr. Karasick has been the Senior Vice President, People and Technology of Parent since April 2006. From June 2004 to April 2006, Mr. Karasick was an Associate Partner at Clarkston Consulting, located in Atlanta, Georgia. From November 2001 to April 2004, Mr. Karasick was employed in various roles by Solution 6 Pty Ltd., located in Australia, and its subsidiary, Novient, Inc., located in Atlanta, Georgia.

Jeffrey S. Klimaski — Vice President, Global Ethics & Compliance Officer.  Mr. Klimaski has been the Vice President, Global Ethics & Compliance Officer of Parent since November 2007. From April 2006 to November 2007 Mr. Klimaski was Corporate Compliance Officer of Parent. From May 2004 to April 2006, Mr. Klimaski was Vice President, Regulatory Compliance for Compliance Implementation Services of Parent. Prior to joining Parent in May 2004, Mr. Klimaski was a Director, Business Planning & Operations at Barnett International, where he had been employed in various positions since 1998.

Manually executed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Barrier or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

American Stock Transfer & Trust Company

By facsimile transmission:
If delivering by mail:	(Guaranteed Delivery Form ONLY)	If delivering by hand or courier:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272	American Stock Transfer & Trust Company Shareowner Services (718) 234-5001	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC

480 Washington Boulevard
Jersey City, NJ 07310

For Information Call: 877-892-8805
Banks and Brokers Call: 201-680-5235